Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION (MARKED BY BRACKETS AS “[***]”) HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

ARRANGEMENT AGREEMENT

BETWEEN

VIREO GROWTH INC.

AND

C21 INVESTMENTS INC.

JUNE 14, 2026

SCHEDULES

Schedule A - PLAN OF ARRANGEMENT

Schedule B - ARRANGEMENT RESOLUTION

Schedule C - REQUIRED REGULATORY APPROVALS

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of June 14, 2026,

BETWEEN:

VIREO GROWTH INC., a corporation existing under the laws of the Province of British Columbia,

(the “Purchaser”)

- and -

C21 INVESTMENTS INC., a corporation existing under the laws of the Province of British Columbia,

(the “Company”)

WHEREAS the Purchaser, proposes to acquire all of the outstanding Company Shares (as defined herein) pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Board (as defined herein), after consultation with legal and financial advisors and after receipt and review of a recommendation of the Special Committee (as defined herein) and upon consideration of the Fairness Opinion (as defined herein), has unanimously (with interested directors of the Company abstaining from voting, if applicable) resolved, subject to the terms of this Agreement, that the Arrangement is in the best interests of the Company, that the Arrangement is fair to the Company Shareholders (as defined herein) and to recommend that the Company Shareholders vote in favour of the Arrangement Resolution (as defined herein);

AND WHEREAS the Purchaser has entered into the Company Support Agreements (as defined herein) with the Supporting Company Shareholders (as defined herein) pursuant to which, among other things, such Supporting Company Shareholders have agreed, subject to the terms and conditions thereof, to vote the Company Shares held by them in favour of the Arrangement Resolution;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1       Defined Terms

As used in this Agreement, the following terms have the following meanings:

“1933 Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” means, at any time, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry (written or oral) from any Person or group of Persons acting “jointly or in concert” other than the Purchaser (or any Affiliate of the Purchaser) after the date of this Agreement relating to:

(i)	any direct or indirect acquisition, sale, disposition or joint venture (or any lease, licence, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale, disposition or joint venture), in a single transaction or a series of related transactions, of: (a) assets (including the securities of any Subsidiary) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue or net income of the Company or any of its Subsidiaries; or (b) 20% or more of any class of the voting or equity securities (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries (or rights or interests therein or thereto) whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or net income of the Company and its Subsidiaries;

(ii)	any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in a Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries;

(iii)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction, in a single transaction or a series of related transactions, involving the Company or any of its Subsidiaries; or

(iv)	any other similar transaction or series of related transactions involving the Company or any of its Subsidiaries.

“Action” means any action, cause of action, claim, charge, complaint, demand, litigation, suit, investigation, grievance, citation, prosecution, summons, subpoena, inquiry, audit, assessment, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.

“Adverse Recommendation Change” has the meaning ascribed thereto in Section 5.1(1)(c).

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this Arrangement Agreement, including the Schedules hereto and the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof.

“AI Systems” means any machine-learning model, large language model, automated decision-making system, algorithmic tool, or similar software that uses statistical, computational, or artificial intelligence techniques to generate outputs, make decisions, predictions, recommendations, or classifications based on inputs, including any such systems embedded within or integrated into any third-party Software-as-a-Service tools used in connection with the Company Systems.

“Alternative Transaction Agreement” has the meaning ascribed thereto in Section 5.1(1)(e).

“Arrangement” means the arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered, and, if thought advisable, passed by the Company Shareholders at the Meeting to be substantially in the form and content set out in Schedule B hereto.

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section 3.1(6)(a).

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 4.13(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, or New York, New York are closed for business.

“Cannabis” means (i) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies, including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from any cannabis plant), and (ii) biologically or synthetically synthesized analogs of cannabinoids extracted, using micro-organisms, from any cannabis plant.

“Cannabis Establishment” means the licensed location at which a Cannabis License issued by an applicable State Cannabis Authority or any other applicable Governmental Entity is permitted to be used.

“Cannabis Laws” means all Laws applicable to the cultivation, ownership, testing, research, development, manufacture, packaging, processing, use, possession, distribution, storage, import, export, sale or disposal of any Cannabis product manufactured, distributed or sold by the Company and its Subsidiaries or the Purchaser and its Subsidiaries, as applicable, other than U.S. Federal Laws.

“Cannabis Licenses” means any license or Permit issued in the United States by a Governmental Entity that authorizes the cultivation, distribution, manufacturing, transportation, and sale of Cannabis products, including without limitation, any license issued by the applicable State Cannabis Authority which is required to operate a Cannabis Establishment.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Closing” has the meaning ascribed thereto in Section 2.8(2).

“Closing Certificate” means a certificate in the form attached hereto as Appendix “A” to the Plan of Arrangement.

“Closing Date” has the meaning ascribed thereto in Section 2.8(2).

“COBRA” means the United States Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et seq. of ERISA.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” means C21 Investments Inc., a corporation existing under the BCBCA.

“Company Assets” means all of the assets, properties (real or personal (tangible and intangible)), permits, rights, licenses or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Company Shareholders in connection with the Meeting, including any amendments or supplements thereto.

“Company Common Shares” means the issued and outstanding common shares of the Company.

“Company Debentures” means the 12.0% convertible debentures issued pursuant to the Debenture Indenture.

“Company Disclosure Letter” has the meaning ascribed thereto in Section 3.1(1).

“Company DSUs” means the outstanding deferred share units issued pursuant to the Company Equity Incentive Plan.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Equity Incentive Plan” means the equity incentive plan of the Company adopted by the Board on March 17, 2026, which replaced the Company RSU Plan and the Company Stock Option Plan.

“Company Financial Statements” means the audited consolidated financial statements of the Company as at and for the financial years ended March 31, 2026 and 2025 (including the notes thereto, the auditor’s report thereon and the related management’s discussion and analysis).

“Company Incentive Plans” means, collectively, the Company Equity Incentive Plan, the Company Stock Option Plan and the Company RSU Plan.

“Company Intellectual Property Rights” means all Company Registered Intellectual Property Rights and all other Intellectual Property Rights owned or purported to be owned by, the Company or its Subsidiaries.

“Company Material Contract” has the meaning ascribed thereto in Section 3.1(24)(a).

“Company Options” means the outstanding options to purchase Company Common Shares, issued pursuant to the Company Equity Incentive Plan and the Company Stock Option Plan.

“Company Optionholder” means a holder of one or more Company Options.

“Company Plans” means all employee benefit plans within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), bonus, incentive, severance, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, deferred compensation, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, supplemental income, vacation, fringe benefits, employment agreements, compensation, and similar plans, programmes, arrangements or practices relating to any current or former director, officer, consultant or employee of the Company or any subsidiary of the Company, other than benefit plans established pursuant to statute, in each case in which the Company or any ERISA Affiliate, sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan.

“Company Public Disclosure Record” means all documents and instruments required to be filed or furnished by it under Securities Laws (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) filed by or on behalf of the Company on the System for Electronic Document Analysis Retrieval (SEDAR+) and/or with the SEC on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) since January 1, 2024 and prior to the date hereof that are publicly available on the date hereof.

“Company Registered Intellectual Property Rights” means Intellectual Property Rights that are subject to any current issuance, registration or application by or with any Governmental Entity, including the United States Patent and Trademark Office, the United States Copyright Office, or any equivalent foreign patent, trademark, or copyright offices, or an authorized private registrar, in any country or jurisdiction, in each case that are owned or purported to be owned by or filed or applied for by or on behalf of any of the Company or its Subsidiaries.

“Company RSU Plan” means the Restricted Share Unit Plan of the Company adopted by the Board on July 17, 2018.

“Company RSUs” means the outstanding restricted share units issued pursuant to the Company Equity Incentive Plan.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders, the holders of the Company RSUs, the holders of the Company DSUs, the holders of the Company Warrants and the holders of the Company Debentures.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company Shares” means the Company Common Shares and Company Subordinate Voting Shares.

“Company Stock Option Plan” means the Stock Option Plan of the Company adopted by the Board on February 23, 2018, as amended on July 9, 2021, as last approved by the Company Shareholders on April 26, 2024.

“Company Subordinate Voting Shares” means the issued and outstanding subordinate voting shares of the Company.

“Company Support Agreements” means the voting and support agreements dated as of the date hereof between the Purchaser and the Supporting Company Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and other Company Shareholders, which agreements provide that such shareholders shall, among other things vote all Company Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Company Shares.

“Company Systems” means all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of the Company or any of its Subsidiaries.

“Company Warrants” means the 4,000,000 currently issued and outstanding warrants to purchase Company Shares, each exercisable at $0.55 per share and expiring on November 6, 2026.

“Confidentiality Agreement” means the confidentiality and non-disclosure agreement dated January 29, 2026 between the Company and Vireo Health, Inc.

“Consideration” means the consideration to be received by Company Shareholders (other than Dissenting Shareholders) pursuant to the Plan of Arrangement in consideration for their Company Common Shares (after conversion of all Company Subordinate Voting Shares into Company Common Shares pursuant to the Arrangement), consisting of such number of Consideration Shares per Company Common Share equal to the Exchange Ratio.

“Consideration Shares” means the Purchaser Subordinate Voting Shares to be issued in exchange for Company Common Shares pursuant to the Plan of Arrangement (after conversion of all Company Subordinate Voting Shares into Company Common Shares pursuant to the Arrangement).

“Contingent Worker” means any natural person independent contractor, consultant, leased employee, or any other servant or agent classified as other than an employee and compensated other than through reportable wages paid by the Company or the Purchaser, as applicable, and reported on a Form W-2.

“Continuing Employee” has the meaning ascribed thereto in Section 4.4(2).

“Contract” means, whether written or oral, any agreement, arrangement, commitment, engagement, contract, purchase order, sales order, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, instrument, understanding, joint venture or other obligation.

“control” a Person (first Person) is considered to control another Person (second Person) if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

“Court” means the Supreme Court of British Columbia or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.

“CSE” means the Canadian Securities Exchange.

“Data Room” means the Company’s electronic data room, as the same is constituted as of 5:00 p.m. the date that is two (2) Business Days prior to the date hereof.

“Debenture Indenture” means the trust indenture dated May 6, 2024 between the Company and Alliance Trust Company governing the Company Debentures.

“Depositary” means Odyssey Trust Company or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, exchanging Company Shares for the Consideration Shares in connection with the Arrangement.

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Dissenting Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Effective Date” means the date specified as the “Effective Date” on the Closing Certificate upon which the Arrangement becomes effective.

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Environmental Claim” means any Action, governmental order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Substance; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law relating to: (i) the protection, investigation or restoration of the environment or public health and safety matters and relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species or the environment (including without limitation, ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) the handling, use, presence, disposal, Release or threatened Release of any Hazardous Substance. The term “Environmental Law” includes the following (including their implementing regulations and any state and local analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permit” means any Permit, letter, license, registration, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person controlling, controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Exchange Ratio” means 0.023052 of a Purchaser Subordinate Voting Share for each Company Common Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.14.

“Expense Reimbursement Fee” means $1,000,000.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to such Company Shareholders.

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means Needham & Company, LLC, the financial advisor to the Company.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, commonwealth, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Hazardous Substance” means any: (a) material, substance, chemical, product, derivative, compound, mixture, element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant under or pursuant to any Environmental Laws; provided, however, that such term does not include Cannabis; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, mold, and polychlorinated biphenyls and per- and poly fluoroalkyl substances.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short term or long term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (iv) any capitalized lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries.

“Indemnified Party” has the meaning ascribed thereto in Section 4.11(1).

“Intellectual Property Rights” means any and all intellectual property and industrial property, and all related rights, interests, and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world, all registrations, applications for registration, and renewals of such rights, and the goodwill connected with the use of and symbolized by any of the foregoing, including any and all: patents (including all reissues, divisionals, continuations, continuations-in-part and extensions thereof), provisional patent applications, trademarks, service marks, trade names, or similar indicia of source of origin, copyrights and works of authorship (whether or not copyrightable), Trade Secrets, proprietary and non-public business information, confidential information, know-how, methods, processes, techniques, designs, inventions, technology, technical data, schematics, recipes, formulae, formulations, customer lists, websites and domain names, uniform resource locators and other names and locators associated with the Internet, and rights in social networking names, pages and tags, and associated web addresses, URLs, websites and web pages, and all content and data thereon and relating thereto, and all other intellectual property rights including design rights (whether or not appropriate steps have been taken to protect such rights under applicable law), and with respect to the each of the foregoing, the right (whether at law, in equity, by contract or otherwise) to use, practice or otherwise exploit any of the foregoing, together with all royalties, fees, income, payments, and other proceeds now or hereafter due or payable to a Party or its Subsidiaries and any claims, causes of action or rights to sue for and remedies against past, present and future infringements of any of the foregoing, whether accruing before, on, or after the date hereof.

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Inventory” means all inventories of stock-in-trade, point-of-sale materials and merchandise including materials, supplies, work-in-progress, finished goods, and purchased finished goods owned by the Company and its Subsidiaries (including those in possession of suppliers, customers and other third parties).

“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, stipulations, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities.

“Leased Real Property” means any and all premises which the Company or its Subsidiaries occupies as a tenant.

“Liabilities” means all liabilities (whether accrued, absolute, contingent or otherwise) of a Party and its Subsidiaries, including any liability or obligation that arises in connection with or a result of or is otherwise triggered by the transaction contemplated herein.

“License Transfers” means any transaction, series of related transactions or other event that constitutes (i) a transfer of a Cannabis License or (ii) a transfer of all or any portion of an ownership interest in, control over or other interest of any sort in or to, a Cannabis Establishment or any entity that holds a Cannabis License, in each case for which approval, a finding of suitability, registration, filing or notice to the applicable State Cannabis Authority (or other regulatory authority) is required under any applicable Cannabis Laws, as amended from time to time.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, license, covenant, charge, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.

“Matching Period” means the five (5) Business Day period following the later of the date of the Purchaser’s receipt of the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement for the Superior Proposal.

“Material Adverse Effect” means, in respect of a Party, any result, fact, change, effect, event, circumstance, occurrence, condition or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences, conditions or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of such Party and its Subsidiaries, individually or taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence, condition or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether a Material Adverse Effect has occurred:

(a)	changes, developments or conditions generally affecting the Cannabis industry in any state in which such Party and its Subsidiaries operate generally, or in the United States generally;

(b)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(c)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by a Governmental Entity, in each case after the date hereof, provided, however, that this clause (c) shall not apply to any change in Laws by any State Cannabis Authority that is directed specifically at a Party or any of its Subsidiaries or at the transactions contemplated by this Agreement and is not generally applicable to other participants in the Cannabis industry in the relevant jurisdiction;

(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or pandemic, epidemic or other outbreak of infectious disease;

(e)	any generally applicable changes in U.S. GAAP or regulatory accounting requirements;

(f)	in and of itself, any failure by a Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(g)	in and of itself, any change in the market price of the publicly traded securities of that Party as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (it being understood that that the causes underlying such change in market price may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); or

(h)	the public announcement of this Agreement or pendency of the Arrangement or the transactions contemplated hereby;

provided, however, that the results, facts, changes, effects, events, circumstances, occurrences or developments in each of clauses (a) through (e) above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that any of the results, facts, changes, effects, events, circumstances, occurrences or developments referred to therein relate primarily to (or have the effect of relating primarily to) the a Party or any of its Subsidiaries or disproportionately affects a Party or any of its Subsidiaries, taken as a whole, in comparison to other persons who operate in the same geographies and with comparable businesses and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.

“Material Customer” has the meaning ascribed thereto in Section 3.1(14)(a).

“Material Supplier” has the meaning ascribed thereto in Section 3.1(14)(b).

“Meeting” means the annual general and special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (British Columbia) and under U.S. Securities Laws.

“MI 61-101” means Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions.

“Money Laundering Laws” means all applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity.

“NCIB” means the normal course issuer bid of the Company which commenced on December 9, 2025 pursuant to which the Company may purchase up to 5,898,596 Company Common Shares on the open market through the facilities of the CSE or alternative trading systems.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

“OFAC” has the meaning ascribed thereto in Section 3.1(35)(c).

“Order” has the meaning ascribed thereto in Section 6.1(3).

“Ordinary Course” or any similar reference, means, with respect to an action taken by any Person, that such action is consistent in nature and scope with the past practices of such Person (including, with respect to amount and frequency) and is taken in the ordinary course of the normal day-to-day operations of the business of such Person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement.

“Organizational Documents” means: (i) with respect to any Person that is a corporation, its notice of articles or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).

“OTCQX” means the OTCQX marketplace provided and operated by the OTC Markets Group.

“Outside Date” means May 31, 2027, or such later date as may be agreed to by the Parties in writing.

“Owned Real Property” means all real property owned by the Company or its Subsidiary or which the Company or its Subsidiary hold an ownership interest.

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them.

“PCAOB” means the Public Company Accounting Oversight Board established pursuant to the Sarbanes-Oxley Act of 2002, as amended, and any successor thereto.

“PEO” has the meaning ascribed thereto in Section 3.1(19)(a)(vi).

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)	easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Company Assets or the Purchaser Assets, as applicable;

(c)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets; provided however, that such Liens are related to obligations not due or delinquent or in respect of which adequate holdbacks are being maintained as required by Law;

(d)	customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Company or any of its Subsidiaries conducts its business; provided however that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any Indebtedness and (ii) do not, individually or in the aggregate, have an adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)	Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets or Purchaser Assets, as applicable, but only to the extent those Liens relate to costs and expenses for which payment is not due or delinquent; and

(f)	any Lien listed in Section 1.1(b) of the Company Disclosure Letter under the heading “Permitted Liens”.

“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Personal Information” means any information relating to or reasonably capable of being associated with about an identified or identifiable individual or person, device or household, including but not limited to name, street address, date of birth, telephone number, email address, photograph, identification number issued by a Governmental Entity, credit card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage data, location data, biometric data, medical or health information, neural or biological data, or any other information that is otherwise considered personal information, personal data, protected health information, or other personally identifiable information under applicable Privacy and Information Security Laws.

“Personal Property” has the meaning ascribed thereto in Section 3.1(25)(f).

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A hereto, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Privacy and Information Security Law” means (i) all Laws that govern processing of Personal Information, data privacy or information security in the United States and Canada, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (British Columbia), applicable provincial privacy Laws, and all other applicable U.S. state privacy and data protection Laws in each jurisdiction where the Company or any of its Subsidiaries operates and any comparable applicable Law of any jurisdiction; (ii) all Laws applicable to the information security of Company Systems; (iii) all applicable payment card industry data security standards (PCI-DSS) and any analogous data security standards required under applicable Laws or Contracts; and (iv) all Laws governing electronic communications, text messages, and telemarketing, including the Telephone Consumer Protection Act and the CAN-SPAM Act.

“Purchaser” means Vire Growth Inc., a corporation existing under the BCBCA.

“Purchaser 2018 Plan” means the 2018 Equity Incentive Plan of the Purchaser last adopted by the Purchaser in January 2018.

“Purchaser 2019 Plan” means the 2019 Equity Incentive Plan of the Purchaser last approved by the Purchaser Shareholders on June 21, 2024.

“Purchaser Convertible Note” means the $10,000,000 convertible note issued by the Purchaser to Chicago Atlantic Opportunity Finance, LLC, with a second priority interest, that matures on October 2, 2028 with an option to extend for an additional year subject to a 1% extension fee of all Chicago Atlantic Opportunity Finance, LLC loans advanced which is convertible into Purchaser Subordinate Voting Shares by dividing the outstanding principal amount plus all accrued but unpaid interest on the date of such conversion by a conversion price of $0.625.

“Purchaser Financial Statements” means (i) the audited financial statements of the Purchaser as at December 31, 2025 and 2024, including the notes thereto and the auditor’s report thereon, and (ii) the Purchaser Interim Financial Statements.

“Purchaser Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of the Company for the three month period ended March 31, 2026 (including the notes thereto and related management’s discussion and analysis).

“Purchaser Multiple Voting Shares” means the multiple voting shares of the Purchaser (with each Purchaser Multiple Voting Share convertible into 100 Purchaser Subordinate Voting Shares).

“Purchaser Options” means all issued and outstanding options to acquire Purchaser Shares outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Purchaser 2018 Plan, the Purchaser 2019 Plan, and pursuant to employment agreements between individuals and the Purchaser.

“Purchaser Public Disclosure Record” means all documents and instruments required to be filed or furnished under Securities Laws (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) by or on behalf of the Purchaser on the System for Electronic Document Analysis Retrieval (SEDAR+) and/or with the SEC on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) since January 1, 2025 and prior to the date hereof that are publicly available on the date hereof.

“Purchaser RSUs” means all restricted share units issued and outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Purchaser 2018 Plan, the Purchaser 2019 Plan, and pursuant to employment agreements between individuals and the Purchaser.

“Purchaser Shareholder” means a holder of one or more Purchaser Subordinate Voting Shares or Purchaser Multiple Voting Shares.

“Purchaser Shares” means, collectively, the Purchaser Subordinate Voting Shares and the Purchaser Multiple Voting Shares.

“Purchaser Subordinate Voting Shares” means subordinate voting shares of the Purchaser.

“Purchaser Warrants” the 3,183,464 warrants of the Purchaser, each exercisable to acquire one Purchaser Subordinate Voting Share, with a weighted average exercise price of $22.34 per Purchaser Subordinate Voting Share.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Required Regulatory Approvals.

“Regulatory Authority” means the Governmental Entity authorized under applicable Laws to protect and promote public health through regulation and supervision of drugs, cosmetics and medical products, including, without limitation, the U.S. Food and Drug Administration, Health Canada and similar regulatory agencies having jurisdiction over the Company, the Subsidiaries or their activities.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Replacement Options” means the options to purchase Purchaser Subordinate Voting Shares issued in exchange for each of the outstanding Company Options at the Effective Time pursuant to the Plan of Arrangement.

“Representatives” with respect to any Party, means the officers, directors, employees, agents, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.

“Required Regulatory Approvals” means those consents and approvals listed in Schedule C, including without limitation, any approval from any applicable State Cannabis Authority (or other regulatory authority) which is required to consummate the Transaction and effect a change in ownership or control of the Company’s Cannabis Licenses under applicable Cannabis Laws.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada, the SEC, any applicable U.S. state securities regulatory authority, or any other jurisdiction with authority in respect of the Parties and/or their Subsidiaries.

“Securities Laws” means the Securities Act (British Columbia), and any other applicable Canadian provincial and territorial securities Laws, rules, notices, promulgations and regulations and published policies thereunder, and the U.S. Securities Laws.

“Security Incident” has the meaning ascribed thereto in Section 3.1(22)(c).

“Special Committee” means the special committee of the Board comprised of directors established by the Board in connection with the transactions contemplated by this Agreement.

“State Cannabis Authorities” means any Governmental Entity that regulates the Company’s or any of its Subsidiaries’ operation of any Cannabis License or Cannabis Establishment.

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Superior Proposal” means a bona fide Acquisition Proposal made in writing on or after the date of this Agreement by a Person or Persons acting jointly (other than the Purchaser and its Affiliates) to acquire not less than all of the outstanding Company Shares (other than Company Shares beneficially owned by such Person or Persons) or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with applicable Securities Laws and does not result from a breach of Section 5.1;

(b)	the Board has unanimously determined in good faith, after consultation with its financial advisors and outside legal counsel and following receipt of the recommendation of the Special Committee, that such Acquisition Proposal would, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders from a financial point of view than the Arrangement;

(c)	in the case of an Acquisition Proposal that relates to the acquisition of all of the outstanding Company Shares, is made available to all of the Company Shareholders on the same terms and conditions;

(d)	is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with financial advisors and outside legal counsel that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal at the time and on the basis set out therein;

(e)	is not subject to any due diligence and/or access condition or similar termination right in favour of the acquiror; and

(f)	the Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal relative to the legal, financial, regulatory and other aspects of this Agreement and the Arrangement.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.3(1)(c).

“Supporting Company Shareholders” means, collectively, each of the directors and executive officers of the Company.

“surviving corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise).

“Tax” (including, with correlative meaning, the term “Taxes”) means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Returns” means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity in connection with any Tax, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.

“Termination Fee” has the meaning ascribed thereto in Section 8.2(2).

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(2).

“Trade Secret” means (i) confidential know-how, methods, business and technical information, data, data compilations and collections, processes, plans, discoveries, improvements, technology, tools, techniques, or other confidential and proprietary information, and all rights therein, and (ii) all trade secrets within the meaning of applicable law.

“Transaction” means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the Company Shares by the Purchaser, and completion of the other transactions contemplated by the Plan of Arrangement.

“Transaction Expenses” means, for either Party, all costs and expenses incurred by such Party and its Affiliates prior to the Effective Time, or agreed to by such Party and its Affiliates prior to the Effective Time, in connection with the Transaction (other than in connection with the consideration of any alternative transactions in relation to the Company prior to or after the execution of this Agreement), including all legal, tax, accounting, financial advisory, investment banking, printing and other administrative or professional fees, costs and expenses of third parties incurred by such Party and its Affiliates, the negotiation and settlement of this Agreement, the preparation and mailing of the Company Circular, the convening of the Meeting, applications for the Interim Order and the Final Order, the solicitation of proxies in respect of the Meeting, the structuring and completion of the transactions contemplated by this Agreement, the cost of directors’ and officers’ liability insurance or run-off insurance required under Section 4.11 and bank or lender origination or loan fees (including any counsel fees associated therewith).

“Transaction Litigation” has the meaning ascribed thereto in Section 4.12.

“Treasury Regulations” means the treasury regulations under the Code.

“U.S. Federal Laws” means (i) the U.S. Controlled Substances Act (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the U.S. Controlled Substances Act; (ii) any U.S. anti-money laundering legislation; and (iii) the U.S. Federal Food, Drug, and Cosmetic Act.

“U.S. GAAP” means United States generally accepted accounting principles.

“U.S. Securities Laws” means the 1933 Securities Act, the 1934 Exchange Act and all other state securities Laws, and the rules and regulations promulgated thereunder.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, or any similar state, local or foreign law, statute, regulation or ordinance.

“Warrant Indenture” means the warrant indenture dated May 6, 2024 between the Company and Alliance Trust Company, as trustee, governing the Company Warrants.

“Wilful Breach” means a material breach that is a consequence of any act undertaken by the Breaching Party with the actual knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 1.2       Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars unless otherwise indicated.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4)	Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar day”; (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)	Definition of “made available”. The term “made available” means: (i) copies of the subject materials were included in the Company Public Disclosure Record or the Purchaser Public Disclosure Record, as applicable; or (ii) complete and unredacted copies of the subject materials were included in the Data Room.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it means the actual knowledge, after due inquiry regarding the relevant matter, of Sonny Newman, Bruce MacDonald and Michael Kidd of the Company. Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it means the actual knowledge, after reasonable inquiry regarding the relevant matter, of the Chief Executive Officer and Chief Financial Officer of the Purchaser.

(7)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement unless specifically defined in the Company Disclosure Letter.

(8)	Accounting Terms. All accounting terms are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of the Company required to be made will be made in a manner consistent with U.S. GAAP.

(9)	Statutes. Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period is not a Business Day.

(11)	Time References. References to time are to local time, Vancouver, British Columbia.

(12)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of a Party, each such provision will be construed as a covenant by the Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(13)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

(14)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

(15)	Agreements. All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as of the date hereof.

Article 2
THE ARRANGEMENT

Section 2.1       Arrangement

The Company and the Purchaser agree that the Arrangement shall be implemented in accordance with, and subject to the terms and conditions of, this Agreement and the Plan of Arrangement. The Arrangement shall become effective in accordance with the Plan of Arrangement at the times specified in the Plan of Arrangement. From and after the Effective Time, the Company and the Purchaser shall each effect and carry out the steps, actions or transactions to be carried out by them pursuant to the Plan of Arrangement with the result that, among other things, the Purchaser shall become the holder of all outstanding Company Shares.

Section 2.2       Interim Order

(1)	As soon as reasonably practicable after the date hereof but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3(1), the Company shall apply to Court pursuant to Section 291 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(i)	for the Persons and class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(ii)	that the record date for Company Shareholders entitled to notice of and to vote at the Meeting need not change in respect of any adjournment(s) or postponement(s) of the Meeting or any other change, unless required by Law;

(iii)	that the requisite approval for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders, present in Person or represented by proxy and entitled to vote at the Meeting voting together as a single class; and (ii) if required by applicable Law, a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (voting separately as a class, unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class), excluding the votes that are required to be excluded pursuant to MI 61-101;

(iv)	for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as of the record date for the Meeting, as set forth in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Meeting may be adjourned or postponed from time to time by management of the Company, subject to the terms of this Agreement, without the need for additional approval of the Court;

(vii)	that the Meeting may be held in-person or be a virtual Meeting or hybrid meeting whereby Company Shareholders may join virtually;

(viii)	that in all other respects, the terms, conditions and restrictions of the Company’s Organizational Documents, including quorum requirements and other matters shall apply with respect to the Meeting; and

(ix)	subject to the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), shall also include a request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

(2)	In seeking the Interim Order, the Company shall advise the Court that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the 1933 Securities Act with respect to the issuance of all Consideration Shares and Replacement Options to be issued pursuant to the Arrangement based upon and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is procedurally and substantively fair and reasonable to holders of Company Shares and Company Options, as applicable, to whom such securities will be issued by the Purchaser pursuant to the Arrangement, following a hearing and after consideration of the terms and conditions thereof.

Section 2.3       The Meeting

(1)	The Company covenants that it will:

(a)	convene and conduct the Meeting in accordance with the Interim Order, the Company’s Organizational Documents and applicable Law, including the policies of the CSE, as promptly as reasonably practicable after the date hereof (and in any event not later than 120 days after the date hereof) and, in this regard, the Company may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, acting reasonably; set the record date for the Company Shareholders entitled to vote at the Meeting as promptly as reasonably practicable after the date hereof; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, acting reasonably, except (i) as required for quorum purposes (in which case the Meeting will be adjourned and not cancelled), (ii) as required by Law or by a Governmental Entity, (iii) as required or permitted under Section 4.13(3) or Section 5.3(5), or (iv) for an adjournment for purposes of attempting to obtain the required approval of the Arrangement Resolution;

(b)	subject to the terms of this Agreement, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated herein, including, if so requested by the Purchaser, acting reasonably, or otherwise desirable to the Company, using investment dealers and proxy solicitation services firms selected by the Purchaser and approved by the Company, acting reasonably, to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	to permit the Purchaser to assist with, and to consult with the Purchaser in regards to, proxy solicitation and to provide the Purchaser with copies of or access to information regarding the Meeting generated by any proxy solicitation services firm engaged by the Company, as requested from time to time by the Purchaser, acting reasonably;

(d)	consult with the Purchaser in fixing the date of the Meeting and the record date of the Meeting;

(e)	advise the Purchaser, at such times as the Purchaser may reasonably request, and at least once daily for the ten (10) Business Days immediately preceding the Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)	give notice to the Purchaser of the Meeting and allow representatives of the Purchaser and legal counsel to attend the Meeting;

(g)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request in writing and at least on a daily basis on each of the last seven Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(h)	promptly advise the Purchaser of any written communication received by the Company from any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights and, subject to Law, provide the Purchaser with an opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and the opportunity to participate in any discussions, negotiations or proceedings with or including any such Persons (other than any ad hoc and unscheduled discussions initiated by any such Person where it is impracticable to include the Purchaser); provided that (A) the Company shall retain carriage and control of all such matters, (B) such participation shall not include settlement authority or direct communications without the Company present, and (C) participation shall not unreasonably interfere with or delay such matters;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to any claims regarding the Arrangement or Dissent Rights without the prior written consent of the Purchaser, acting reasonably;

(j)	not change the record date for the Company Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or if requested in writing to do so by the Purchaser; and

(k)	at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options, Company RSUs, Company Warrants and Company Debentures), and (iii) to the extent available to the Company, participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares.

Section 2.4       The Company Circular

(1)	The Company will: (i) as promptly as reasonably practicable prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Meeting and the Arrangement; (ii) as soon as reasonably practicable after the issuance of the Interim Order, cause the Company Circular and such other documents to be filed or furnished with the Securities Authorities and the CSE as required by Law and the rules of the CSE, and disseminated to each Company Shareholder and other Person as required by the Interim Order and Law; (iii) to the extent required by Law, as promptly as practicable prepare, file or furnish with the Securities Authorities and any applicable securities exchange, and disseminate to the Company Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Company Circular (after the Purchaser has had a reasonable opportunity to review and comment thereon) if any event will occur which requires such action at any time prior to the Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the Meeting and the Arrangement.

(2)	The Company will ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by the Purchaser for inclusion in the Company Circular) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, but subject to Section 5.3, the Company Circular must include (i) a copy of the Fairness Opinion; (ii) subject to Article 5, a statement that the Board has received the Fairness Opinion, and the Board has unanimously (with any interested directors abstaining), after receipt of the recommendation in favour of the Arrangement by the Special Committee, determined, after receiving legal and financial advice, that: (A) the Arrangement is fair to the Company Shareholders; (B) the Arrangement and the entering into of this Agreement is in the best interests of the Company; and (C) the Board unanimously (with any interested directors abstaining) recommends that the Company Shareholders vote in favour of the Arrangement Resolution (collectively, the “Board Recommendation”), and (iii) a statement regarding the Company Support Agreements disclosing each Supporting Company Shareholder has entered into a Company Support Agreement that provides, among other things, and subject to the terms thereof, that such Person will vote all of such Person’s Company Shares in favour of the Arrangement Resolution in accordance with such Person’s Company Support Agreement.

(3)	The Company will allow the Purchaser and its legal counsel an opportunity to review and comment on drafts of the Company Circular and other related documents prior to filing the Company Circular with applicable Securities Authorities or Governmental Entities and mailing the Company Circular to Company Shareholders, and will incorporate therein all reasonable comments made by the Purchaser and its legal counsel provided within a reasonable time period. Any information describing the Purchaser, the terms of the Arrangement and/or the Plan of Arrangement must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its provision to the Company Shareholders.

(4)	The Purchaser will provide to the Company in writing all information concerning the Purchaser reasonably requested by the Company and required by Law (including pro forma financial statements prepared in accordance with U.S. GAAP) to be included by the Company in the Company Circular or other related documents, and will ensure that such information does not contain any Misrepresentation. The Company and the Purchaser shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(5)	The Company and the Purchaser will promptly notify each other if any of them becomes aware (in the case of the Company only with respect to the Company, and in the case of the Purchaser only with respect to the Purchaser) that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and the Company will, in a manner provided in the Interim Order or as required by Law, promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(6)	The Purchaser shall not be responsible for any information in the Company Circular relating to the Company. The Company shall indemnify and save harmless the Purchaser and each of its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular, other than the information relating to the Purchaser, its affiliates or the Purchaser Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular; and

(b)	any order made, or any inquiry, investigation or proceeding by any Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in the Company Circular other than the information relating to the Purchaser, its Affiliates or the Purchaser Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular.

(7)	The Company shall not be responsible for any information in the Company Circular relating to the Purchaser. The Purchaser shall indemnify and save harmless the Company and each of its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular relating to the Purchaser, its Affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular; and

(b)	any order made, or any inquiry, investigation or proceeding by any Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in the Company Circular relating to the Purchaser, its Affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular.

(8)	The Company shall include in the Company Circular all financial statements of the Company as required by applicable Laws, in a form that complies in all material respects with applicable Laws (including any auditor reports and review engagement reports from the Company’s auditors), and shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

Section 2.5       Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Company will, as soon as reasonably practicable (but in any event within three (3) Business Days) thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to the BCBCA.

Section 2.6       Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company will diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by the Purchaser for inclusion in such material) and the Company will accept the reasonable comments of the Purchaser and its legal counsel on such material. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions in support of the application for the Interim Order and the application for the Final Order; provided however, that the Purchaser advises the Company of the nature of any such submissions not less than one Business Day prior to the hearing, such submissions are consistent with this Agreement and the Plan of Arrangement and the Purchaser has given reasonable consideration to any comments from the Company and its legal counsel with respect thereto. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice, evidence or other documents served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to applicable Law, no Party will file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the other Party’s prior written consent, not to be unreasonably withheld, delayed or conditioned; provided however, that nothing herein will require the Purchaser to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that materially expands or increases the Purchaser’s obligations or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement. If at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it will provide immediate written notice to the Purchaser and will do so only after providing such written notice.

Section 2.7       Treatment of Convertible Securities

The Parties acknowledge and agree that: (a) the Company shall, at least 30 days prior to the Effective Date, in accordance with the terms of the Debenture Indenture, provide notice of the Arrangement to Alliance Trust Company and all holders of Company Debentures; (b) the Company shall, at least 14 days prior to the Effective Date, in accordance with the terms of the Warrant Indenture, provide notice of the Arrangement to the trustee under the Warrant Indenture and all holders of Company Warrants; (c) each Company RSU and Company DSU shall vest and accelerate in full and be settled in Company Shares as of immediately prior to the Effective Time; and (d) the Company Options shall be treated in accordance with the provisions of the Plan of Arrangement.

Section 2.8       Plan of Arrangement and Effective Date

(1)	Subject to obtaining the Final Order, within two Business Days of the satisfaction or, where not prohibited, the waiver (subject to applicable Laws) by the Party or Parties in whose favour the condition is, of each of the conditions set out in Article 6 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver by the Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, the Parties shall execute and deliver such closing documents and instruments and such other documents as may be required to give effect to the Arrangement and the Company shall proceed to file any documents as required pursuant to Section 292 of the BCBCA, and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA. The Arrangement shall become effective at the Effective Time on the Effective Date, whereupon, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement shall be binding upon the Purchaser, the Company and the Company Securityholders and have all of the effects provided by applicable Law, including the BCBCA.

(2)	The closing of the Arrangement (the “Closing”) will occur electronically, or in such other manner or at such other location, as may be agreed upon between the Parties. The Parties agree that all requisite closing documents may be exchanged electronically at the Closing, and that documents so exchanged shall be binding for all purposes. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.9       Payment of Consideration

The Purchaser shall, following receipt of the Final Order and the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) and in any case prior to the Effective Time, will deliver to its transfer agent (with a copy to the Depositary) a treasury direction, irrevocably instructing the Purchaser’s transfer agent to deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares to satisfy the aggregate Consideration payable pursuant to the Plan of Arrangement to Company Shareholders (other than with respect to the Purchaser and Company Shareholders exercising Dissent Rights).

Section 2.10       Dissenting Shareholders

Registered Company Shareholders may exercise Dissent Rights with respect to their Company Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. The Company will give the Purchaser prompt notice of (i) any written notice of any Dissent Rights exercised or purported to have been exercised by any Company Shareholder received by the Company in relation to the Meeting and Arrangement Resolution and any withdrawal of Dissent Rights received by the Company (except for immaterial communications from any Company Shareholder that purports to hold less than 0.1% of Company Shares (provided that communications from such Company Shareholder are not material in the aggregate)) and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and (ii) any claim or other Action commenced (or, to the Company’s Knowledge, threatened) by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated hereby. Other than as required by applicable Law, the Company shall not make any payment or settlement offer, or agree to any settlement, prior to the Effective Time with respect to any such dissent, notice or instrument or claim or other Action unless the Purchaser, acting reasonably, shall have given its written consent to such payment, settlement offer or agreement, as applicable.

Section 2.11       Tax Election

The Company will file an election with Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act as soon as practicable following satisfaction of the prescribed conditions for making such an election.

Section 2.12       Intended Tax Treatment

The Purchaser and the Company acknowledge and agree that it is intended that, for U.S. federal income Tax purposes, (a) the Arrangement shall qualify as a Tax-deferred “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and (b) this Agreement, together with the Plan of Arrangement, shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”). The Purchaser and the Company shall not take any reporting position inconsistent with the Intended Tax Treatment on any Tax Return, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party agrees (i) to act in good faith, consistent with the intent of the Parties and the Intended Tax Treatment of the Arrangement as set forth herein, (ii) to use reasonable best efforts to cause the Arrangement to constitute a reorganization under Section 368(a) of the Code, and (iii) to use reasonable best efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a Tax-deferred reorganization within the meaning of Section 368(a) of the Code.

Section 2.13       U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and the Replacement Options will be issued and exchanged in reliance on the exemption from the registration requirements of the 1933 Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the 1933 Securities Act and to facilitate the Purchaser’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)            pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the 1933 Securities Act with respect to the issuance and exchange of all Consideration Shares and Replacement Options pursuant to the Arrangement based on the Court’s approval of the Arrangement;

(b)            the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the holders of Company Shares and Company Options;

(c)            the Company will ensure that each Company Shareholder and holder of Company Options entitled to receive Consideration Shares and Replacement Options, as applicable, pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement in the Final Order and providing them with sufficient information necessary for them to exercise that right;

(d)            all Persons entitled to receive Consideration Shares pursuant to the Arrangement will be advised that such Consideration Shares issued and exchanged pursuant to the Arrangement have not been registered under the 1933 Securities Act and will be issued and exchanged in reliance on the exemption provided by Section 3(a)(10) of the 1933 Securities Act and shall be without trading restrictions under the 1933 Securities Act (other than those that would apply under the 1933 Securities Act to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the 1933 Securities Act) of the Purchaser);

(e)            the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will state substantially to the effect that the Arrangement is approved by the Court as procedurally and substantively fair and reasonable to all Persons entitled to receive Consideration Shares and Replacement Options, as applicable, pursuant to the Arrangement;

(f)            the Interim Order approving the Meeting will specify that each Person entitled to receive Consideration Shares and Replacement Options pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(g)            holders of Company Options entitled to receive Replacement Options pursuant to the Arrangement will be advised that the Replacement Options issued and exchanged pursuant to the Arrangement have not been registered under the 1933 Securities Act and will be issued and exchanged by the Purchaser in reliance on the exemption provided under Section 3(a)(10) of the 1933 Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Options; therefore, the Purchaser Subordinate Voting Shares issuable upon exercise of the Replacement Options cannot be issued in reliance on the exemption under Section 3(a)(10) of the 1933 Securities Act and the Replacement Options may only be exercised and the underlying Purchaser Subordinate Voting Shares issued pursuant to a then-available exemption or exclusion from the registration requirements of the 1933 Securities Act and applicable state securities laws or pursuant to registration under the 1933 Securities Act;

(h)            the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(i)            the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance and exchange of securities of the Purchaser pursuant to the Plan of Arrangement.”

Section 2.14       Adjustment to Consideration

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Purchaser Shares shall have changed into a different number of shares or a different class by reason of any split, combination, consolidation, reclassification, dividend or the like, then the Exchange Ratio specified in the Plan of Arrangement shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration Shares to be paid per Company Common Share, subject to further adjustment in accordance with this Section 2.14.

Section 2.15       Withholding Taxes

The Company, the Purchaser, the Depositary, and their respective agents, as applicable, will be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or deliverable to any Person in connection with this Agreement or the Plan of Arrangement (including, without limitation, any payment to Dissenting Shareholders, if applicable) such amounts as the Company, the Purchaser, the Depositary, or their respective agents, as applicable, is required to deduct and withhold with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For the purposes hereof, and of the Plan of Arrangement, all such deducted and withheld amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made on account of the obligation to make payment to such Person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of the Company, the Purchaser or the Depositary, as applicable. Each of the Company, the Purchaser or the Depositary, as applicable, may sell or otherwise dispose of such portion of Purchaser Subordinate Voting Shares payable as Consideration Shares as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding, and the Company, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale. In addition to the foregoing, with the consent of Purchaser, acting reasonably, the Company, the Purchaser or the Depositary may enter into such other arrangements with any Company Shareholder and any other person under the Plan of Arrangement as will enable the Purchaser, Company or the Depositary, as the case may be, to satisfy any deduction, withholding and remittance obligations of the Purchaser, Company or the Depositary, as the case may be, arising under the Plan of Arrangement or this Agreement.

Article 3
REPRESENTATIONs AND WARRANTIES

Section 3.1       Representations and Warranties of the Company

(1)	Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Purchaser by the Company concurrently with this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), the Company hereby represents and warrants to the Purchaser as set forth in Section 3.1 hereto and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(3)	The following representations and warranties of the Company are qualified in their entirety with reference to the Company Disclosure Letter.

(4)	Organization, Good Standing and Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly incorporated, continued or amalgamated, as the case may be, and organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted. Each of the Company and each of its Subsidiaries is qualified to do business, is up-to-date in respect of all corporate filings and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified, up-to-date, and in good standing would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company has made available to the Purchaser prior to the date hereof, complete and correct copies of the Company’s and its Subsidiaries’ Organizational Documents, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of the Company or any of its Subsidiaries and no board approvals have been given to commence any such proceeding.

(5)	Capital Structure.

(a)	The authorized capital of the Company consists of an unlimited number of Company Common Shares and an unlimited number Company Subordinate Voting Shares. As of the close of business on the most recent Business Day immediately prior to the date of this Agreement (the “Capitalization Date”), there were 118,678,994 Company Common Shares and 100,000,000 Company Subordinate Voting Shares issued and outstanding in the capital of the Company. All of the issued and outstanding Company Shares have been, and all of the Company Shares that may be issued pursuant to any of the Company Warrants, Company Options, Company DSUs, Company RSUs or Company Debentures, will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and non-assessable. Other than 100 Company Shares reserved for issuance pursuant to outstanding Company Subordinate Voting Shares, 4,000,000 Company Common Shares reserved for issuance pursuant to outstanding Company Warrants, 5,375,000 Company Common Shares reserved for issuance pursuant to outstanding Company Options under the Company Equity Incentive Plan, 1,275,000 Company Common Shares reserved for issuance pursuant to outstanding Company DSUs under the Company Equity Incentive Plan, 833,339 Company Common Shares reserved for issuance pursuant to outstanding Company RSUs under the Company Equity Incentive Plan, and 1,777,778 Company Common Shares reserved for issuance pursuant to the Company Debentures, the Company has no Company Shares reserved for issuance. From the close of business on the Capitalization Date through the date of this Agreement, there have been (i) no issuances of any Company Shares or any other securities of the Company, other than issuances of shares of Company Shares pursuant to the exercise, vesting or settlement, as applicable, of any Company Warrants, Company Options, Company DSUs, Company RSUs or Company Debentures outstanding as of the close of business on the Capitalization Date in accordance with the terms of such Company Warrants, Company Options, Company DSUs, Company RSUs or Company Debentures, as applicable and (ii) no grants of any Company Warrants, Company Options, Company DSUs, Company RSUs or Company Debentures, or any other equity or equity-based awards. All issued and outstanding Company Shares have been issued in compliance in all material respects with all applicable Securities Laws.

(b)	Section 3.1(5)(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Options, Company DSUs and Company RSUs (including promised equity awards) as of the date hereof, setting forth (i) the number of Company Shares subject to each Company Option, Company DSU and Company RSU, as applicable, (ii) the name of the registered holder, identifying whether such holder is an employee of the Company, (iii) the grant date, (iv) the date of expiry, (v) the vesting schedule, including details of the extent to which such Company Options, Company DSUs and Company RSUs are vested and exercisable, and (vi) the exercise price with respect to each Company Option. All Company Options, Company DSUs and Company RSUs have been issued in compliance with all applicable Laws, including Securities Laws, and the terms of the Company Incentive Plans, as applicable, and the issuance of the Company Shares under the applicable Company Incentive Plan has been duly authorized by the Board. The Company does not have any liability in respect of any Company Option, Company DSU or Company RSU that was granted with an exercise price that was less than the fair market value of a Company Share on the grant date of such Company Option, Company DSU or Company RSU, as applicable.

(c)	Section 3.1(5)(c) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Warrants as of the date hereof, setting forth (i) the number of Company Shares subject to each Company Warrant, (ii) the name of the registered holder, (iii) the issue date, (iv) the date of expiry, (v) the registered holder’s address as is shown on the ledgers and registers of the Company as of the date hereof and (vi) the exercise price with respect to each Company Warrant, as applicable. All Company Warrants have been issued in compliance with all applicable Laws, including Securities Laws, and the issuance of the Company Shares under the Company Warrants has been duly authorized by the Board. The Company does not have any liability in respect of any Company Warrant that was granted with an exercise price that was less than the fair market value of a Company Share on the grant date of such Company Warrant.

(d)	Section 3.1(5)(d) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Debentures as of the date hereof, setting forth (i) the name of the registered holder, (ii) the original principal amount of the debentures held by such registered holder; (iii) the issue date, (iv) the date of maturity, (v) the registered holder’s address as is shown on the ledgers and registers of the Company as of the date hereof, (vi) the interest rate in respect of such debenture and (vii) the conversion price with respect to each Company Debenture, as applicable. All Company Debentures have been issued in compliance with all applicable Laws, including Securities Laws, and the issuance of the Company Shares pursuant to the Company Debentures has been duly authorized by the Board. The Company does not have any liability in respect of any Company Debenture that was granted with a conversion price that was less than the fair market value of a Company Share on the grant date of such Company Debenture.

(e)	The Company has made available to the Purchaser or its counsel accurate and complete copies of each of the Company Warrants, Company Incentive Plans, and Company Debentures (and any other Contracts related to the Company Warrants and Company Debentures), and the forms of stock option, restricted share unit and deferred share unit agreements evidencing the Company Options, Company RSUs and Company DSUs and in respect of the foregoing forms, and other than differences with respect to the name of the holder of such securities, the number of shares of Company Shares covered thereby, the grant/issue date, the exercise/conversion price, regular vesting schedule and expiration date applicable thereto, no such warrant, stock option, restricted share unit or deferred share unit contains material terms that are not consistent with, or in addition to, such forms.

(f)	Except as set forth on Section 3.1(5)(f) of the Company Disclosure Letter, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, share appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(g)	Section 3.1(5)(g) of the Company Disclosure Letter sets forth: (i) each of the Company’s directly and indirectly owned Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary; and (ii) the Company’s or its Subsidiaries’ shares, equity interest or other direct or indirect ownership interest in any other Person that has any material assets, operations, or material liabilities of any kind. Each of the issued and outstanding shares or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Liens (other than Permitted Liens).

(h)	Except for the shares or other equity interests owned by the Company in the Subsidiaries, neither the Company nor any of its Subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither the Company nor any of its Subsidiaries holds any securities or obligations of any kind convertible into or exercisable or exchangeable for shares in the capital of any corporation. None of the Company nor any of its Subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

(i)	None of the Company nor any of its Subsidiaries are party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or its Subsidiaries.

(6)	Corporate Authority; Approval.

(a)	The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction. The execution and delivery of this Agreement and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or (subject to obtaining the Required Regulatory Approvals, the approval of the Arrangement Resolution by the Company Shareholders, the Interim Order and the Final Order) the completion by the Company of the transactions contemplated thereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)	The Special Committee, at a meeting duly called and held, upon consultation with legal and financial advisors, has determined that this Agreement and the Arrangement are in the best interests of the Company and determined to recommend approval of this Agreement and the Arrangement to the Board and that the Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution. The Board, at a meeting duly called and held, upon receiving the recommendation of the Special Committee and after consultation with legal and financial advisors, has (i) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders, (ii) approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement, and (iii) (with interested directors of the Company abstaining from voting) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Board.

(7)	Vote Required. The Arrangement Resolution is the only vote of the Company Shareholders necessary to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement as set forth herein.

(8)	Governmental Filings; No Violations; Etc.

(a)	Other than: (i) the approvals, filings and/or notices pursuant to Article 2 of the Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings required to obtain the Final Order; (ii) the Required Regulatory Approvals; (iii) filings with the Securities Authorities or the CSE or OTCQX; or (iv) any other notices, reports, filings, waivers, consents, registrations, approvals, permits or authorizations, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transaction, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time.

(b)	Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(8)(a) and the third party consents, approvals and notices set out in Section 3.1(8)(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation of the Transaction do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	except as set out in Section 3.1(8)(b)(i), conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of: (A) any Law applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets; (B) any provisions of the Organizational Documents of the Company or any of its Subsidiaries or any other agreement or understanding with any party holding an ownership interest in the Company;

(ii)	result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any Company Material Contract or Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to any of its material assets is subject, or give to any Person any interest, benefit or right, including any right of purchase, termination, cancellation, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts or permits;

(iii)	give rise to any rights of first refusal, rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, authorization, deed of trust, mortgage, bond, instrument, license or Permit;

(iv)	result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the Company’s assets or the assets of any of the Company’s Subsidiaries; or

(v)	except as set out in Section 3.1(8)(b)(v) of the Company Disclosure Letter, result in any payment (including retention, severance, golden parachute, sale or transaction bonus or otherwise) becoming due to any Person, or any increase in any employee benefits or compensation otherwise payable, or result in the acceleration of the time of payment, vesting or exercise of any employee benefits.

(9)	Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, as well as the territories of Yukon, Northwest Territories and Nunavut, and is not on the list of reporting issuers in default under the Securities Laws of such provinces or territories. The Company Common Shares are listed for trading on the CSE and are quoted the OTCQX and are not listed for trading on any other securities exchange as a result of any application made by the Company. The Company is not in default of any material requirements of applicable Securities Laws, or the rules and policies of the CSE or the OTCQX. The Company has not taken any action to cease to be a reporting issuer in any province of Canada or to deregister the Company Common Shares under the 1934 Exchange Act or under the rules or policies of the CSE or the OTCQX, nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company or the registration of any class of securities of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the Company’s Knowledge, has been threatened, and the Company is not currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority, stock exchange or trading platform relating to any such order or restriction or otherwise. No current director or officer of the Company or any of its Subsidiaries has received any objection from any Securities Authority, stock exchange or trading platform as to his or her serving in any capacity as director or officer of any reporting issuer in a jurisdiction in Canada or the United States.

(10)	U.S. Securities Laws. The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 under the 1934 Exchange Act. The Company Shares are registered under Section 12(g) of the 1934 Exchange Act, and the Company has complied in all material respects with its reporting obligations thereunder. The Company is not an “investment company” (as defined in the United States Investment Company Act of 1940, as amended) registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(11)	Company Public Disclosure Record.

(a)	To the Company’s Knowledge, the Company Public Disclosure Record has been filed or furnished, as applicable, on a timely basis, with the applicable Securities Authorities pursuant to Securities Laws (as applicable) since January 1, 2024. The Company Public Disclosure Record, at the time of its being filed or furnished, complied in all material respects with the applicable requirements of Securities Laws applicable to the Company. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the documents and instruments constituting the Company Public Disclosure Record did not contain any Misrepresentation. There are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to the Company Public Disclosure Record, and, to the Company’s Knowledge, the Company Public Disclosure Record is not the subject of ongoing review, comment or investigation by any Securities Authority, including the CSE. Neither the Company nor any of its Subsidiaries has filed any confidential material change report or equivalent which at the date of this Agreement remains confidential.

(b)	The documents and information comprising the Company Public Disclosure Record, as at the respective dates they were filed or furnished, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the CSE and the OTCQX, and did not contain any Misrepresentation and such documents collectively constitute full, true and plain disclosure of all material facts relating to the Company up until the date hereof. The Company has timely filed or furnished all forms, reports, statements, and documents, including financial statements and management’s discussion and analysis, required to be filed or furnished by the Company under applicable Securities Laws (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of NI 51-102 – Continuous Disclosure Obligations) and the rules and policies of the CSE and the OTCQX.

(12)	Financial Statements.

(a)	The Company Financial Statements: (A) were prepared in accordance with U.S. GAAP consistently applied throughout the periods involved and comply as to form in all material respects with applicable Laws (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Law in the unaudited statements); (B) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements; and (C) reflect reserves required by U.S. GAAP (to the extent required) in respect of all material contingent liabilities, if any, of the Company on a consolidated basis.

(b)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(c)	The financial books, records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with U.S. GAAP (to the extent required), (B) are stated in reasonable detail, (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries, and (D) accurately and fairly reflect the basis for the Company Financial Statements.

(d)	The Company’s auditors since January 1, 2024 were and are independent in respect of the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and the PCAOB (to the extent required).

(e)	There has never been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations and within the meaning of 1934 Exchange Act) with the Company’s auditors.

(f)	Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor or internal accountant of the Company or any of its Subsidiaries has in the past three (3) years received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with U.S. GAAP (to the extent applicable) or standard industry practice.

(g)	All accounts and notes receivable reflected in the Company Financial Statements have arisen in the Ordinary Course and (i) represent legal, valid, binding and enforceable obligations owed to the Company or any of its Subsidiaries, and (ii) are not subject to any contests, claims, counterclaims or setoffs.

(h)	There are no outstanding loans made by the Company to any director or officer of the Company.

(i)	Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor or internal accountant of the Company or any of its Subsidiaries has, since the date of the most recent Company Financial Statements, received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with U.S. GAAP or standard industry practice, which has not been resolved to the satisfaction of the audit committee of the Board.

(13)	Internal Controls and Financial Reporting. Since January 1, 2024, the Company has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109 and under the 1934 Exchange Act (to the extent applicable)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Company’s interim filings and annual filings (as such terms are defined in NI 52-109) and under the 1934 Exchange Act (to the extent applicable) are being prepared; and (ii) information required to be disclosed by the Company in such annual or interim filings or other reports filed or submitted by it under Canadian Securities Laws and the 1934 Exchange Act (to the extent applicable), is recorded, processed, summarized and reported within the time periods specified under Canadian Securities Laws and the 1934 Exchange Act (to the extent applicable). Since January 1, 2024, the Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109 and under the 1934 Exchange Act (to the extent required), with full exemptions available to “emerging growth companies”, as defined by the Jumpstart Our Business Startup (“JOBS”) Act of 2012, under such laws) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP (to the extent applicable). Based on: (i) the Company’s most recent evaluation of internal controls prior to the date hereof, other than as disclosed in the Company’s 20-F for the fiscal year ended March 31, 2025, there is no material weakness (as such term is defined in NI 52-109 and under the 1934 Exchange Act) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting; and (ii) the Company’s most recent annual evaluation of internal controls prior to the date hereof, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(14)	Suppliers and Distributors.

(a)	No customer material to the business of the Company or any of its Subsidiaries (each such customer, a “Material Customer”), taken as a whole, has ceased, and neither the Company nor any of its Subsidiaries has received any notice that any Material Customer intends to cease after the Closing, and the Company has no knowledge of such intent to cease, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company or any of its Subsidiaries, as applicable.

(b)	Section 3.1(14)(b) of the Company Disclosure Letter sets forth, with respect to the Company and its Subsidiaries, (i) each supplier to whom the Company or any of its Subsidiaries has paid consideration for goods or services rendered in an amount greater than or equal to $100,000 for each of the two (2) most recent fiscal years (collectively, the “Material Suppliers”), and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth in Section 3.1(14)(b) of the Company Disclosure Letter, no Material Supplier has ceased, and neither the Company nor any of its Subsidiaries has received any notice that any Material Supplier intends to cease after the Closing, and the Company has no knowledge of such intent to cease, to supply goods or services to the Company or any of its Subsidiaries, as applicable, or to otherwise terminate or materially reduce its relationship with the Company or any of its Subsidiaries, as applicable.

(15)	Restrictions on Business Activities. Excluding matters related to the proposed Arrangement and the Transaction, there is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company or any of its Subsidiaries or affiliates, any acquisition of property by the Company or any of its Subsidiaries or affiliates, or the conduct of business by the Company or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(16)	Absence of Certain Changes. Since March 31, 2026, excluding matters related to the proposed Arrangement and the Transaction, except as disclosed in Section 3.1(16) of the Company Disclosure Letter:

(a)	the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course;

(b)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect in respect of the Company or its Subsidiaries;

(c)	there has not been any acquisition or sale by the Company or its Subsidiaries of any material property or assets, or any approval of or entry into any agreement in respect of any acquisition or sale, mortgage, pledge, assignment, lease, license, transfer or disposition by the Company or its Subsidiaries of any interest in any material assets whether by asset sale, transfer of property, subject to any Lien (other than a Permitted Lien), shares or otherwise;

(d)	there has not been any change in the accounting practices used by the Company or any of its Subsidiaries, other than any change implemented in accordance with changes to U.S. GAAP that are then in force and effect;

(e)	except as set out in Section 3.1(16)(e) of the Company Disclosure Letter, there has not been any (i) grant of, payment of, material increase in, or modification of, compensation (whether base compensation or incentive compensation) payable to or to become payable by the Company or its Subsidiaries to any of their respective directors, officers, employees or consultants (other than in the Ordinary Course or pursuant to offer letters that provide for at-will employment and no severance entitlements with respect to newly-hired employees hired in the Ordinary Course), (ii) establishment, adoption, entering into, material amendment or termination of, any Company Plan (other than offer letters that provide for at-will employment without any severance or change in control benefits); (iii) acceleration of any payment or benefit, or the funding of any payment or benefit, payable to any current or former director, officer, employee, or consultant of the Company or any Subsidiary; (iv) entering into, extension, amendment or modification, or termination of, any employment, severance, termination, change in control, retention, individual consulting or other similar agreement with any current or former director, officer, employee, consultant of, or individual service provider to, the Company or any of its Subsidiaries (other than offer letters that provide for at-will employment without any severance, retention or change in control benefits for newly hired employees or individual service providers who are hired in the Ordinary Course and consistent with past practice and whose annual base compensation does not exceed $120,000 individually); or (v) except as may be required by GAAP, materially changes to any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or materially changes to the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(f)	neither the Company nor any of its Subsidiaries has entered into or modified, or agreed to enter into or modify any collective bargaining agreement or any other Contract with any union or other labour organization representing or purporting to represent any Company Employees or other service providers engaged by the Company or any of its Subsidiaries;

(g)	other than in connection with the NCIB, there has not been any redemption, purchase, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Company Shares;

(h)	the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Shares;

(i)	there has not been any entering into, or amendment of any material terms of, any Company Material Contract, other than in the Ordinary Course;

(j)	there has not been any satisfaction or settlement of any claims or liabilities that were not reflected in the Company’s or its Subsidiaries’ audited financial statements;

(k)	there has not been any material write-down by the Company of any of the assets of the Company or its Subsidiaries;

(l)	there has not been any expenditure or commitment to expend by the Company with respect to capital expenses where such expenditure exceeds $200,000;

(m)	there has not been any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any debt for borrowed money, any creation or assumption by the Company of any Lien (other than Permitted Liens), or any making by the Company or any of its Subsidiaries of any loan, advance or capital contribution to or material investment in any other Person (other than between the Company and any of its Subsidiaries or among any of its Subsidiaries);

(n)	neither the Company nor any of its Subsidiaries has waived, released or limited any restrictive covenant of any current or former employee or independent contractor of the Company or any Subsidiary;

(o)	neither the Company nor any of its Subsidiaries has made any loan or advance to (other than travel and similar advances to its employees in the Ordinary Course and consistent with past practice), or capital contribution to, or investment in, any Person (other than wholly owned Subsidiaries of the Company) in excess of $100,000 in the aggregate;

(p)	neither the Company nor any of its Subsidiaries has forgiven any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates;

(q)	neither the Company nor any of its Subsidiaries has acquired (including by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, any division of any of the foregoing, any equity interest in any of the foregoing, any real property or any interest therein, or all or any material portion of the assets (excluding purchases of inventory in the Ordinary Course), business or properties of any Person;

(r)	neither the Company nor any of its Subsidiaries has suffered any casualty, damage, destruction or loss to any of its properties or assets in excess of $250,000 in the aggregate;

(s)	neither the Company nor any of its Subsidiaries has entered into, amended, or modified in any material respect, terminated, defaulted, waived or granted a waiver under any Company Material Contract;

(t)	other than pursuant to the NCIB, neither the Company nor any of its Subsidiaries has repurchased or pledged any of its equity securities or equity-based interests or any securities convertible or exchangeable for its equity securities;

(u)	neither the Company nor any of its Subsidiaries has (1) amended, modified, or restated or authorized the amendment, modification, or restatement of any of its Organizational Documents, or (2) adopted a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(v)	none of the Company, the Company’s Subsidiaries nor any of the directors, officers, employees, consultants or auditors thereof, has received written notice of or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls; and

(w)	the Company has not agreed, announced, resolved or committed to do any of the foregoing.

(17)	Litigation and Liabilities.

(a)	Excluding matters related to the proposed Arrangement and the Transaction, (i) there are no civil, quasi-criminal, criminal or administrative Actions, investigations, claims or other proceedings, outstanding or pending, or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries, and (ii) to the Company’s Knowledge, no event has occurred in the past three (3) years, and no state of fact exists, which would reasonably be expected to give rise to any such Action, investigation, claim or other proceeding, which, with respect to either of items (i) or (ii) of this Section 3.1(17)(a), if adversely determined, would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole) or prevent the consummation of the Transaction.

(b)	The Company and its Subsidiaries have no outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or Indebtedness of any Person, other than those specifically identified in the Company Financial Statements contained in the Company Public Disclosure Record, which relate to the proposed Arrangement or those incurred in the Ordinary Course and which are not material since the date of the most recent financial statements of the Company contained in the Company Public Disclosure Record.

(c)	Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that (i) restricts in any material respect the manner in which the Company and its Subsidiaries conduct their respective businesses or (ii) would reasonably be expected to prevent or materially delay the consummation of the Transaction, other than any such judgment, order, writ, injunction, decree or award to which it becomes subject after the date of this Agreement and relating to this Agreement or the Transaction.

(d)	Since January 1, 2022, there have not been any product liability or other product-related claims by any third Person (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from the sale, distribution or manufacturing of products, including Cannabis products, by the Company or any of its Subsidiaries that have been, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e)	As of the date hereof, neither the Company nor any of its Subsidiaries has any material Action pending against any other Person.

(18)	Employees.

(a)	Section 3.1(18)(a) of the Company Disclosure Letter sets out a true and complete list of all employees of the Company and any of its Subsidiaries, whether actively at work or not, including their respective location (including U.S. state, as applicable), hire date and cumulative length of service, term of contract (if fixed), position, base annual salary or hourly rate (as applicable), bonus and/or commission potential, whether classified as exempt or non-exempt under applicable U.S. law (as applicable), any visa or work permit status, eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any), eligibility to receive severance benefits, benefits (including fringe benefits), vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave)) and whether they are unionized, on an extended leave from employment of any type, or subject to a written employment Contract. Except as disclosed in Section 3.1(18)(a) of the Company Disclosure Letter, no employee of the Company or its Subsidiaries has any agreement as to length of notice or severance payment in excess of $100,000 required to terminate his or her employment, other than payments required by Law in connection with the termination of employment of an employee without an agreement as to notice or severance. The Company has made available to the Purchaser true and complete copies of all written Contracts in relation to the employees listed in Section 3.1(18)(a) of the Company Disclosure Letter.

(b)	Section 3.1(18)(b) of the Company Disclosure Letter contains a correct and complete list of each independent contractor and Contingent Worker currently engaged by the Company or any of its Subsidiaries including their consulting or contractor fees, any other forms of compensation or benefits to which they are entitled, nature or type of services provided, location (including U.S. state, as applicable), date of initial engagement, and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts that provide for base fees in excess of $75,000 per annum have been made available to the Purchaser. Each independent contractor and Contingent Worker of the Company and its Subsidiaries has been properly classified as an independent contractor rather than as an employee for purposes of applicable wage and hour Laws, and during the past six years, neither the Company nor any Subsidiary (A) has received written notice from any Governmental Entity disputing such classification, (B) has received notice of or been or is subject to, any audits or investigations by any Governmental Entity with respect to such classification, or (C) is a party to or involved in any pending or, to the Company’s Knowledge, threatened proceedings with respect to such classification, in each case, that have not been resolved.

(c)	Except as set out in Section 3.1(18)(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound or governed by, or subject to:

(i)	any employment, consulting, contractor, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, transaction pay, severance or termination payments in excess of $100,000 to, any officer, employee, or consultant or other Contingent Worker of the Company or any of its Subsidiaries in connection with the termination of their position, engagement, or employment, as a direct result of or which would be triggered by a change in control of the Company or such Subsidiary (including as a result of the Arrangement);

(ii)	any collective bargaining or other agreement with any labour union or works council, or any actual or, to the Company’s Knowledge, threatened application or petition for certification or bargaining rights in respect of the Company or any of its Subsidiaries;

(iii)	any labour dispute, strike, lock-out, work slowdown or stoppage relating to or involving any employees of the Company or any of its Subsidiaries, and no such labour dispute, strike, lock-out, work slowdown, or stoppage has occurred within the last three years; or

(iv)	any pending or actual or, to the Company’s Knowledge, threatened proceedings or material claims against the Company or any of its Subsidiaries brought by or on behalf of any current or former employees or Contingent Workers relating to labour or employment matters or any alleged violation by the Company or any of its Subsidiaries (or their officers, directors, or employees) of applicable employment Laws, and there have been no such actual or threatened proceedings or claims within the past three years.

(d)	The Company and its Subsidiaries have not and are not engaged in any unfair labour practice and no unfair labour practice complaint, grievance, charge, arbitration, or other proceeding is pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries.

(e)	The Company and its Subsidiaries are and, during the past six years, have been compliant in all material respects with all applicable Laws regarding labour and employment practices and the terms and conditions of employment, including but not limited to applicable Laws with respect to wages, hours, overtime payments, equal opportunity, collective bargaining, payment of social security and other Taxes, the WARN Act, recordkeeping, employee and independent contractor classification, discrimination, sexual and other harassment, retaliation, employee leaves of absence, payroll documents and wage statements, occupational health and safety, unemployment insurance, data protection, privacy, severance, termination or discharge, work authorization and eligibility, affirmative action, and immigration and there are no current, pending, or to the Company’s Knowledge, threatened proceedings before any Governmental Entity with respect to any such matters.

(f)	(A) None of the employees of the Company or any of its Subsidiaries is represented by any labour union, works council, or other labour organization, and (B) there have been no union organizing, election, or other similar activities made or threatened by or on behalf of any union, works council, labour association, or group of employees. There is no labor union, work council, employee representative group or similar organization which, pursuant to applicable Law or any governing agreement, must be notified, consulted or with which negotiations need to be conducted in connection with the Arrangement.

(g)	The Company and its Subsidiaries are not delinquent in any material respect in any payments to any consultants or other Contingent Workers for any compensation earned by or payable to such consultants or Contingent Workers.

(h)	All employees, agents, contractors and other service providers of the Company and its Subsidiaries are legally authorized to work or provide services, as the case may be in relation to the Company or its Subsidiaries, in the United States or other jurisdiction in which they are working or providing services, as the case may be in relation to the Company or its Subsidiaries. The Company and its Subsidiaries have properly completed all reporting and verification requirements pursuant to, and have otherwise substantially complied with, all Laws relating to immigration control for all of their employees, agents and contractors. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity that the Company or such Subsidiary is in violation of any Law pertaining to immigration control or that any current or former employee, agent, contractor, or other service provider of the Company or any of its Subsidiaries is or was not legally authorized to be employed in the jurisdiction in which they are providing services and there is no pending, or to the Knowledge of the Company threatened, charge or complaint under any Laws related to immigration control against the Company or any of its Subsidiaries.

(i)	From January 1, 2024 through the date of this Agreement, there has been no “mass layoff” or “plant closing” (as defined by any applicable WARN Act) with respect to the Company or any of its Subsidiaries involving or affecting any U.S.-based employees, facilities, or sites of employment, and no such “mass layoff” or “plant closing” is planned or pending.

(j)	In the last six (6) years, no claims or allegations of sexual or other unlawful harassment have been made or, to the Company’s Knowledge, are threatened against or involving any officers or directors of the Company or its Subsidiaries.

(k)	To the Company’s Knowledge, no executive officer or other key employee of the Company or any of its Subsidiaries (i) is subject to any noncompete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar agreement with any other Person in conflict with the present and proposed business activities of the Company and its Subsidiaries, except agreements between the Company or any Subsidiary of the Company; or (ii) as of the date hereof, is in violation of any common law nondisclosure obligation or fiduciary duty relating to the ability of such individual to work for the Company or any of its Subsidiaries or the use of trade secrets and proprietary information.

(l)	No executive officer of the Company or any of its Subsidiaries has notified the Company or any of its Subsidiaries in writing of his or her intent to (i) terminate his or her employment or service with the Company or any of its Subsidiaries, (ii) terminate his or her employment or service upon the consummation of the transactions contemplated by this Agreement, or (iii) demand additional compensation in connection with, or upon the consummation of, the transactions contemplated by this Agreement.

(m)	Except as set out in Section 3.1(18)(m) of the Company Disclosure Letter, no Person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to or receive (i) any change of control, retention, severance, bonus or other similar payment from the Company or any of its Subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any Company Option, Company DSU or Company RSU or employee or director awards of the Company or any of its Subsidiaries (iii) the forgiveness or postponement of payment of any Indebtedness owing by such Person to the Company or any of its Subsidiaries, (iv) any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its Subsidiaries, or (v) any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered). Neither the Company nor any of its Subsidiaries have any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

(19)	Employee Benefits.

(a)	Section 3.1(19)(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material written Company Plan (whether material as to liability to the Company and/or any of its Subsidiaries, or material as to the number of employees covered by such Company Plan). With respect to each Company Plan set forth in Section 3.1(19)(a) of the Company Disclosure Letter, the Company has made available to the Purchaser, to the extent applicable:

(i)	the current Company Plan documents and trust documents or other funding mechanisms (including insurance contracts and group annuity contracts, if applicable);

(ii)	the three most recent annual reports (Form Series 5500 and all schedules and financial statements thereto), if any, required under ERISA or the Code in connection with the Company Plan;

(iii)	if the Company Plan is funded, the most recent annual and periodic accounting of the Company Plan assets, financial statements, and actuarial reports (if applicable), to the extent not included in the Form 5500;

(iv)	the current summary plan description and, if applicable, summary of material modifications;

(v)	any individual agreement between the Company and any employee or other individual relating to such Company Plan (providing rights to such employee or individual other than as set forth in the terms of such Company Plan);

(vi)	all current written administrative services agreements and insurance contracts relating to each Company Plan and any professional employer organization (“PEO”) or employee leasing agreements;

(vii)	discrimination testing data and results for the three most recently completed plan years if the Company Plan that is intended to be qualified under Section 401(a) of the Code;

(viii)	the most recent determination, opinion, notification or advisory letters issued by the Internal Revenue Service with respect to each Company Plan that is intended to be qualified under Section 401(a) of the Code;

(ix)	copies of all filings submitted to the Internal Revenue Service by the Company pursuant to Section 4980H of the Code;

(x)	all pending applications for rulings, determinations, opinions, no action letters and similar or related matters filed with any Regulatory Authority with respect to any Company Plan; and

(xi)	all material correspondence and/or notifications to or from any governmental agency or administrative service relating to any Company Plan within the last three years and all closing letters, audit finding letters, revenue agent findings and other similar or related documents.

(b)	Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a currently effective favorable determination letter or, if applicable, can rely upon an opinion letter from the U.S. Internal Revenue Service as to the qualification of the master, volume submitter, or prototype plan on which it is based, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect such qualification. No Company Plan requires the approval of, nor is regulated by, any Regulatory Authority outside of the United States.

(c)	Neither the Company nor any ERISA Affiliate has ever established, maintained or contributed to, or had an obligation to maintain or contribute to, any Company Plan that is subject to Title IV of ERISA.

(d)	No Company Plan is, and neither the Company nor any of its ERISA Affiliates has ever contributed to, or been obligated to contribute to, or otherwise had any obligation or liability in connection with a “Multiemployer Plan” and, except as set out in Section 3.1(19)(d) of the Company Disclosure Letter, no employer other than the Company or an ERISA Affiliate is permitted to participate or participates in any Company Plan. No leased employees (as defined in Section 414(n) of the Code), independent contractors or other individuals who are not classified as common law employees of the Company (or co-employees of the Company and a PEO) are eligible for, or participate in, any Company Plan.

(e)	With respect to each Company Plan:

(i)	(A) all contributions, premiums, fees or charges due and owing to or in respect of the Company Plan have been paid in accordance with the terms of the Company Plan and applicable Law; (B) all such payments accrued to date as Liabilities on the Company’s Financial Statements which have not been paid have been and are properly recorded on the Company’s books; and (C) no Taxes, penalties or fees are owing in connection with the Company Plan, other than any tax withholding obligations in the Ordinary Course or fees in accordance with agreements with vendors;

(ii)	the Company Plan has at all times, and no Regulatory Authority has given notice or alleged in writing to the Company (or, to the Company’s Knowledge, has otherwise alleged) that the Company Plan has not, been operated in material compliance with ERISA, the Code, all other applicable Laws (including all reporting and disclosure requirements thereunder) and the terms of the Company Plan;

(iii)	the Company does not have any material Liabilities thereunder other than claims for benefits in accordance with the terms of the Company Plan and other contributions, premiums, Taxes, fees and expenses arising in the Ordinary Course in connection with the Company Plan; and

(iv)	there are no pending, nor has the Company received written notice of any threatened (or, to the Knowledge of the Company, any other threatened), Actions other than ordinary and usual claims for benefits thereunder.

(f)	The Company has not sponsored, maintained or contributed to any Company Plan or Contract that promises or provides medical, health, life or other welfare benefits to retirees or former employees of the Company, except for any such Company Plan that provides such coverage solely as required by COBRA or any comparable state statute requiring continuing health care coverage.

(g)	No action or omission of the Company or any of its directors, officers, employees, or agents in any way restricts, impairs or prohibits the Purchaser or the Company, or any successor from amending, merging or terminating any Company Plan in accordance with the express terms of the Company Plan and applicable Law. Except as required by applicable Law or the terms of any individual agreement issued under a Company Plan, no such amendment, merger or termination is subject to the consent or other approval of any employee of the Company.

(h)	The Company has not:

(i)	made or committed to make any material increase in contributions or benefits under any Company Plan that would become effective either on or after the date of this Agreement; or

(ii)	established or contributed to, is required to contribute to or has or could have any Liability with respect to any “voluntary employee beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, “qualified asset account” within the meaning of Section 419A of the Code or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(i)	With respect to any Company Plan under which participants are entitled to direct the investment of their benefits, the Company Plan’s administrator has never failed to cause the directions of any participant given in the manner prescribed by the Company Plan to be carried out. The administrator of each Company Plan intended to be subject to the provisions of Section 404(c) of ERISA relating to the protection of Company Plan fiduciaries from liability for losses resulting from a participant’s investment directions has, to the Knowledge of the Company, complied in all material respects with the provisions of ERISA so as to afford such protection to the Company Plan’s fiduciaries.

(j)	There are no facts or circumstances that could, directly or indirectly, reasonably be expected to subject the Company to any (i) excise tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA with respect to any Company Plan.

(k)	During the past three years, the Company has not incurred material penalties or tax liability related to employer shared responsibility payments under Section 4980H of the Code.

(l)	Neither the execution of this Agreement nor the consummation of the Transaction will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Plan or Contract that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company.

(20)	Labour Matters.

(a)	Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or similar Contract, nor has there been any actual or, to the Company's Knowledge, threatened application or petition for certification or bargaining rights in respect of the Company or any of its Subsidiaries.

(b)	Neither the Company nor any of its Subsidiaries has, and could not reasonably be expected to have, any actual liability as a joint employer with any other Person, including for any alleged violations of any applicable Laws related to employees.

(c)	All obligations of the Company and its Subsidiaries due for any Company Employee compensation or remuneration (including salary, bonuses, commissions, overtime pay, vacation pay, and termination or severance pay) have been paid or, if unpaid, are accrued and reflected in the books and records of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is in compliance with all written agreements with current and former Company Employees.

(d)	There are no: (i) outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing under Law in relation to Company Employees; or (ii) outstanding orders under applicable occupational health and safety legislation or workers' compensation legislation in relation to Company Employees or Company Assets.

(21)	Compliance with Laws; Cannabis Licenses.

(a)	The business of the Company and its Subsidiaries has, during the past five (5) years, been and is currently being conducted in compliance in all material respects with all applicable Laws (including all Cannabis Laws except in respect of U.S. Federal Laws), and the Company and its Subsidiaries have not received any notice of any alleged material violation of any such Laws. Excluding matters related to the proposed Arrangement and the Transaction, no investigation, review, deficiency notice, notice of non-compliance or enforcement proceeding by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending, or to the Company's Knowledge, threatened, except for such investigations, reviews, deficiency notices, notices of non-compliance or enforcement proceedings the outcome of which would not be material to the Company and its Subsidiaries (taken as a whole) or prevent the consummation of the Transaction.

(b)	Each of the Company and its Subsidiaries has obtained and is in material compliance with all Cannabis Licenses. The operation of the business of the Company and its Subsidiaries as presently conducted is not, and has not been, in material violation of, nor is the Company or its Subsidiaries in material default or violation under, any Cannabis License, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation of any material term, condition or provision of any Cannabis License, and to the Company’s Knowledge, no Person has threatened to revoke, amend, suspend, cancel, modify, not renew or impose any condition in respect of, or commenced proceedings to revoke, amend, suspend, cancel, modify, not renew or impose conditions in respect of, any Cannabis License.

(c)	Except for inquiries by Regulatory Authorities in the Ordinary Course, no Regulatory Authority is presently alleging or asserting, or, to the Company’s Knowledge, threatening to allege or assert, material non-compliance with any applicable legal requirement or registration in respect of the Company’s products.

(d)	Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity alleging a defect or claim in respect of any products grown, manufactured, processed, supplied or sold by the Company or any of its Subsidiaries to a customer and, to the Company’s Knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any of its Subsidiaries in respect of any products grown, manufactured, processed, supplied or sold by the Company or any of its Subsidiaries, that are not included in the Company Public Disclosure Record.

(e)	Since January 1, 2024, all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities conducted by the Company and each of its Subsidiaries in connection with their business is or was being conducted, in all material respects, with all industry, laboratory safety and training standards applicable to the Company’s business in such locations at the applicable time periods, and all such processes, procedures, and practices required in connection with such activities in such locations and at such times, are or were being complied with in all material respects.

(f)	To the Company’s Knowledge, since January 1, 2024, all supply, production and processing partners have obtained and are in compliance with all Cannabis Licenses required by the jurisdictions in which they operate to permit them to conduct their business as currently conducted or, to the Company’s Knowledge, proposed to be conducted.

(g)	The Company's products are currently manufactured, tested, packaged and labeled at facilities which are in material compliance with applicable Laws (other than U.S. Federal Laws), applicable health and safety Laws and such other regulatory requirements applicable to the Company's products.

(h)	The Company is not a “TID US Business”, as defined in 31 CFR part 800 (the “CFIUS Regulations”), and does not produce, design, test, manufacture, fabricate, or develop one or more “critical technologies”, as defined in the CFIUS Regulations.

(22)	Data Privacy and Security; Artificial Intelligence.

(a)	The Company is currently in compliance with, and for the past three (3) years, the Company has complied at all times, in all material respects, with all Privacy and Information Security Laws in connection with the collection, use, protection and disclosure of Personal Information by the Company. Neither the Company nor any of its Subsidiaries has been notified in writing of, is the subject of, any complaint or proceeding or any regulatory investigation related to processing of Personal Information by any Governmental Entity regarding any actual or alleged material violations of any Privacy and Information Security Laws by or with respect to the Company or any of its Subsidiaries. The Company’s and each of its Subsidiaries’ collection, use, disclosure and other processing of Personal Information conforms in all material respects to the Company’s and its Subsidiaries’ published and internal privacy policies and notices.

(b)	The Company and each of its Subsidiaries employs commercially reasonable organizational, administrative, physical and technical safeguards that comply in all material respects with Privacy and Information Security Laws to protect (i) the security and integrity of the Company Systems and (ii) Personal Information within its custody or control against unauthorized access, acquisition or other misuse. The Company and each of its Subsidiaries have taken reasonable measures to enter into written contractual arrangements with vendors that process Personal Information on behalf of the Company or one of the Company’s Subsidiaries requiring such vendors to protect the confidentiality of Personal Information, and, to the extent required by applicable Privacy and Information Security Laws, such written contractual arrangements are in place.

(c)	The Company and each of its Subsidiaries has provided all requisite notices and obtained all required consents and satisfied, in all material respects, all other requirements (including but not limited to notification to Governmental Entities) necessary under Privacy and Information Security Laws for the lawful processing (including international and onward transfer) of all Personal Information in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

(d)	To the Company’s Knowledge, in the past five (5) years, neither the Company nor any of its Subsidiaries has suffered any unauthorized acquisition of, access to or use, disclosure, denial of use, alteration, corruption, destruction, deletion, compromise, impairment, intrusion to, loss, or breach of any confidential information, Company Systems and/or Personal Information in the Company’s or any of its Subsidiaries' custody or control that (i) constitutes a breach under any applicable Privacy and Information Security Laws; and (ii) would trigger a notification or reporting requirement to a Governmental Entity or individuals under any applicable Privacy and Information Security Laws (a “Security Incident”). Neither the Company nor any of its Subsidiaries has, in the past five (5) years, provided any notification to any Governmental Entity or other Person in connection with any actual or suspected Security Incident.

(e)	The Company has implemented and maintains processes designed to detect, remove and remediate any code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such Company Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs” or “back doors”). Neither the Company nor any of its Subsidiaries has experienced any material disruption to, or material interruption in, the conduct of its business that affected the business for more than forty-eight (48) hours, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or the Company Systems.

(f)	Neither the Company nor any of its Subsidiaries: (A) uses any AI Systems to process Personal Information in a manner that is inconsistent in any material respect with the notices provided to, or consents obtained from, applicable Persons; (B) allows any third party to train AI Systems using Personal Information of the Company’s customers except as permitted under both Privacy and Information Security Laws and applicable Contracts; (C) uses any AI Systems to make or meaningfully influence decisions that produce legal or significant effects on individuals (including decisions regarding pricing, creditworthiness, eligibility, or access to products and services) except in compliance with applicable Privacy and Information Security Laws in all material respects; or (D) has deployed any AI Systems in violation of applicable Laws.

(23)	Products and Inventory. Without limiting the generality of this Section 3.1(23), all products previously or currently produced, distributed or sold by, and all services provided by, the Company have been produced, packaged, labeled, advertised, distributed and sold (or in the cases of services, provided) in accordance with and meet all requirements of, applicable Laws (other than U.S. Federal Laws), in all material respects, and meet the material specifications in all Contracts with customers of the Company relating to the sale of such products in the Ordinary Course, (x) there have been no material claims against the Company pursuant to any product warranty or with respect to the production, distribution or sale of defective or inferior products or with respect to any warnings or instructions concerning such products, and (y) there have been no recalls regarding any of the products produced, distributed or sold by the Company or any of its Subsidiaries, and, to the Company's Knowledge, there are no grounds for any such recall. All Inventory of the Company and its Subsidiaries, whether or not reflected in the Company Financial Statements: (a) consists of a quality and quantity usable or salable consistent with good and accepted practices in the Cannabis industry and in the Ordinary Course, except for spoiled, obsolete, damaged, contaminated, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established, which damaged or otherwise unsaleable items have been properly documented and reported to the applicable Governmental Entity to the extent required under state Laws, (b) except as set forth in Section 3.1(23) of the Company Disclosure Letter, is of a quantity usable or saleable consistent with good and accepted practices in the Cannabis industry and in the Ordinary Course, (c) was cultivated, harvested, produced, tested, handled and delivered in accordance with all applicable Laws, and (d) does not contain any prohibited pesticides, contaminants or any other substance at levels or tolerances or in amounts prohibited by applicable Laws. Other than such inventory sold or otherwise disposed of in the Ordinary Course, all such inventory is owned by the Company or applicable Subsidiary free and clear of all Liens, other than Permitted Liens, and no such inventory is held on a consignment basis.

(24)	Company Material Contracts.

(a)	Except for this Agreement and except for the Contracts filed as part of the Company Public Disclosure Record, Section 3.1(24) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts to which the Company or its Subsidiaries is a party or to which it is bound:

(i)	any Contract that is reasonably likely to require either annual payments to or from the Company and its Subsidiaries of more than $100,000;

(ii)	any partnership, joint venture, strategic alliance, or an arrangement for the sharing of profits or proprietary information or other similar agreement or arrangement that is material to the business of the Company or any of its Subsidiaries and that relates to the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance, or sharing of profits or proprietary information material to the business of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a twenty percent (20%) voting, economic or other membership or partnership interest, or any interest valued at more than $150,000 without regard to percentage voting or economic interest;

(iii)	any Contract (other than solely among direct or indirect wholly-owned Subsidiaries of the Company) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset;

(iv)	any Contract (other than solely among direct or indirect wholly-owned Subsidiaries of the Company) relating to Indebtedness of a third person owed to the Company or any of its Subsidiaries;

(v)	any hedging, derivative or similar Contract (including interest rate, currency or commodity swap agreements, cap agreements, collar agreements and any similar Contract designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices);

(vi)	any Contract that: (A) limits in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, the Purchaser or any of its Subsidiaries) may engage or the manner or geographic areas in which any of them may so engage in any business; (B) stipulates covenants of any other Person not to compete with the Company or any of its Subsidiaries (or, after the Effective Time, the Purchaser or any of its Subsidiaries) in any type of business or in any geographical area; (C) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries or, after the Effective Time, the Purchaser or any of its Subsidiaries; or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, except as would not be material to the Company and its Subsidiaries (taken as a whole);

(vii)	any Contract with a Governmental Entity for a value in excess of $100,000;

(viii)	any Contract between the Company or any of its Subsidiaries, on the one hand, and (A) any current or former director, (B) current or former chairman, chief executive officer, president, secretary, treasurer or any senior vice-president of the Company, (C) any Person beneficially owning one percent or more of the number or the voting power attached to the issued and outstanding Company Shares, on the other hand, or (D) an Affiliate of any such Person listed in clause (A)-(C) above;

(ix)	any Contract that grants any purchase option, right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(x)	any Contract that gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, the Company’s products or services (or licenses to the Company that Person's products or services) for a fixed aggregate price at no additional charge;

(xi)	any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000;

(xii)	any Contract for the employment of, or receipt of any services from, any employee providing for annual cash base salary or wage or consulting fees (excluding, for the avoidance of doubt, variable compensation) in excess of $75,000;

(xiii)	any employment or consulting Contract which provides for change in control entitlements, or active retention payments in connection with a change of control;

(xiv)	any agency, broker, sales, marketing, commission, distribution, sales representative, franchise, agency, advertising or similar Contract (1) involving more than $100,000 in the past twelve (12) months or expected to involve more than $100,000 within twelve (12) months of the date of this Agreement or (2) pursuant to which the Company or any of its Subsidiaries has granted an exclusive right to sell or distribute any products or services of the Company or any of its Subsidiaries within any geographic area;

(xv)	any collective bargaining agreement or similar Contract with any labour union, works council, labour organization, economic committee, or other employee representative body applicable to any employee of the Company or any of its Subsidiaries;

(xvi)	any Contract that contains a change of control provision that modifies the rights of any party to such Contract or requires consent of a party thereto in connection with the transactions contemplated by the Agreement;

(xvii)	any Contract pursuant to which (A) the Company or any of its Subsidiaries is granted by any other Person, or grants to any other Person, any license, sublicense, consent to use, settlement, coexistence agreement, covenant not to sue, waiver, release, or permission, whether written or oral, relating to any Intellectual Property Rights, or that assigns to any Person, or is assigned by any Person, any Intellectual Property Rights (other than shrink wrap agreements for off-the-shelf software), or (B) any research or development activities are conducted with respect to any of the Company or any of its Subsidiaries products and services or any Intellectual Property Rights;

(xviii)	any Contracts with the provider of any raw material, intermediate key components or consumable for products of the Company or its Subsidiaries that is not readily commercially available from other Persons at reasonably similar prices and is material to the operations or revenues of the Company and its Subsidiaries, taken as a whole;

(xix)	any Contract that creates an exclusive dealing arrangement or right of first offer or refusal that materially limits the business of the Company or any of its Subsidiaries;

(xx)	any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any of its Subsidiaries;

(xxi)	any Contract that prohibits or restricts the payment of dividends or distributions in respect of the Company Shares or the shares of any of its Subsidiaries or the pledging of the Company Shares or the shares of any of its Subsidiaries;

(xxii)	any Contract under which the Company or any of its Subsidiaries has granted any Person registration rights (including demand and piggy-back registration rights);

(xxiii)	any Contract creating a Lien (other than Permitted Liens) upon any material property or assets of the Company or any of its Subsidiaries, other than purchase money security interests in connection with the acquisition of equipment in the Ordinary Course or that does not encumber any property or asset used by the Company or any of its Subsidiaries;

(xxiv)	any Contract pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses, or otherwise occupies any Real Property;

(xxv)	any Contract that creates future payment obligations, including settlement agreements, outside the Ordinary Course in excess of $150,000;

(xxvi)	any Contract relating to the acquisition or disposition of any Person, business or operations or assets constituting a business (whether by merger, sale of stock, sale of assets, consolidation or otherwise);

(xxvii)	any Contract that provides for the indemnification by the Company or any of its Subsidiaries of any Person (other than Contracts entered into in the Ordinary Course the primary purpose of which is not to provide for the indemnification by the Company or any of its Subsidiaries of any Person) or the assumption of any Tax, environmental or other liability of any Person; and

(xxviii)	any Contracts with any independent contractors of the Company or any of its Subsidiaries or other Persons that have provided intellectual property or other proprietary information development services to the Company,

(each such Contract described in the foregoing clauses (i) through (xxviii), is referred to herein as a “Company Material Contract”).

(b)	Each of the Company Material Contracts is legal, valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect and is enforceable by the Company or any of its Subsidiaries, as applicable, in accordance with its terms (subject to the Bankruptcy and Equity Exception), and, except for Company Material Contracts set forth in Section 3.1(24)(b) of the Company Disclosure Letter, is the product of fair and arms’ length negotiations between each of the parties to such Company Material Contracts.

(c)	The Company and each of its Subsidiaries have performed, in all material respects, all respective obligations required to be performed by them to date under the Company Material Contracts of the Company and there is no default under any such Company Material Contracts by the Company or any of its Subsidiaries, and to the Company’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, and to the Company’s Knowledge, any other party thereto.

(d)	The Company has not received notice (whether written or oral) that any party to a Company Material Contract of the Company intends to cancel, terminate or otherwise materially modify or not renew its relationship with the Company or any of its Subsidiaries and to the Company’s Knowledge, no such action has been threatened.

(e)	No party to a Company Material Contract is entitled to terminate or amend any material term of such Company Material Contract in connection with or as a result of, or is otherwise entitled to a payment in connection with the Arrangement or the completion of the transactions contemplated by this Agreement.

(f)	Complete and correct copies of each Company Material Contract have been made available to the Purchaser prior to the date hereof.

(25)	Real and Personal Property.

(a)	Neither the Company nor its Subsidiaries has any Owned Real Property owned by the Company or its Subsidiaries.

(b)	Section 3.1(25)(b) of the Company Disclosure Letter sets forth a true, correct and complete list of any and all Leased Real Property.

(c)	The Company and its Subsidiaries have good, valid and marketable title to, and/or a valid and enforceable interest and tenure (whether leasehold, licenced or otherwise) in the Leased Real Property, including in and to the fixtures thereto.

(d)	There are no leases, subleases, licenses, concessions or other Contracts, written or oral, granting to any Person the right of use or occupancy of any portion of the Real Property except in favor of the Company or its Subsidiaries. There are no Persons in possession of such Real Property except the Company or one of its Subsidiaries.

(e)	The Company and/or its Subsidiaries, as the case may be, enjoys exclusive, peaceful, and quiet possession of the Leased Real Property in accordance with the terms of the lease thereof, is not in default or breach under such lease, and no event has occurred which, after the giving of notice, with lapse of time, or both, would constitute a default or breach by the Company and/or its Subsidiaries. The Company and/or its Subsidiaries, as the case may be, has timely paid all rent and other sums due and payable under the lease(s) for the Leased Real Property.

(f)	Each Real Property is sufficient for the purpose of the business of the Company and/or its Subsidiaries as presently conducted at such Real Property location, and the Company and its Subsidiaries own, lease or licence all personal property as is necessary for them to conduct their business as presently conducted (collectively, the “Personal Property”), and the Company and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all of such Personal Property.

(g)	There are no material suits, actions or proceedings pending or, to the Company's Knowledge, threatened against or affecting any of the Real Property or Personal Property before any Governmental Entity.

(h)	There are no pending, or to the Company’s Knowledge, threatened or contemplated condemnation, eminent domain or expropriation proceedings with respect to any of the Real Property, or any part thereof, and none of the Company or any of its Subsidiaries has received any notice, oral or written, of the intention of any Governmental Entity or other Person to take or use any Real Property, or any part thereof.

(i)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Real Property (or any portion thereof or interest therein) or any of the material assets owned or leased or otherwise held by the Company or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(j)	The Company has not received any written notice of any, and there are no, disputes regarding boundaries, easements, covenants or other matters relating to any of the Real Property.

(k)	The current uses of the Real Property are lawful and valid under all applicable Laws (other than U.S. Federal Laws) in all material respects and the Company has received all requisite permissions authorizing such uses. No Real Property is subject to any building or use restriction that would restrict or prevent the business of the Company as currently conducted in the Ordinary Course. Each Real Property is zoned for its current use, and such current use is in all respects a conforming use. No Governmental Entity having jurisdiction over the Real Property has issued, or to the Company's knowledge, threatened to issue any notice or order, injunction, judgment, decree, ruling, writ or arbitration award that adversely affects the use or operation of any Real Property.

(l)	All required consents and approvals (including, without limitation, certificates of occupancy) have been obtained in respect of the development of the Real Property and any alteration, extension or other improvement thereof.

(m)	There are no outstanding material assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of its Subsidiaries has been reassessed in any respect under such legislation during the past three years and no audit of the Company nor any of its Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Company or any of its Subsidiaries (or naming the Company or any of its Subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Real Property.

(26)	Leased Property. With respect to the Leased Real Property: (i) each lease or sublease for such Leased Real Property constitutes a legal, valid and binding obligation of the Company or any of its Subsidiaries, as the case may be, enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries, as the case may be, is in breach of or default under any such lease or sublease in any material respect and no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a breach of or default under any such lease or sublease in any material respect; (iii) to the Company’s Knowledge, no counterparty to any such lease or sublease is in default thereunder in any material respect; (iv) the current use of the Leased Real Property complies in all material respects with applicable Laws (other than U.S. Federal Laws) and, without limitation, occupancy permits or certificates have been received from the applicable Governmental Entity with respect to all Leased Real Property; and (v) to the Company’s Knowledge, no third party has repudiated or has the right to terminate or repudiate any lease or sublease of the Company except in accordance with its terms, or with respect to the normal exercise of remedies in connection with any defaults thereunder, or in accordance with any termination rights set out therein.

(27)	Sufficiency of Assets. The Company and its Subsidiaries have valid, good and marketable title to all buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property owned by them, free and clear of all Liens other than Permitted Liens. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company and its Subsidiaries are structurally sound, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for in the Ordinary Course. The buildings, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property are sufficient for the continued conduct of the business of the Company and its Subsidiaries, taken as a whole, in substantially the same manner as such business was conducted prior to the Closing, and constitute all of the property and assets necessary to conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

(28)	No Hedging. Neither the Company nor its Subsidiaries have any foreign currency hedging or commodity hedging arrangements in effect.

(29)	Environmental Matters. (i) The Company and its Subsidiaries have at all times complied in all material respects with all applicable Environmental Laws; (ii) no property (including but not limited to soils, groundwater, surface water, buildings or other structures) owned, leased, or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance while such property was owned, leased, or operated by the Company or its Subsidiaries, as applicable, and there has been no Release of Hazardous Substances at, on, or from any property currently or formerly owned, leased or operated by the Company or its Subsidiaries while such property was owned, leased or operated by the Company or its Subsidiaries, as applicable; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity obligation or other agreement with any third party relating to liability or obligations relating to any Environmental Law; (vi) to the Company’s Knowledge, there are no other circumstances or conditions concerning the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, liability, investigation or capital expenditure and there are no pending or threatened Environmental Claims against the Company or its Subsidiaries (vii) no written environmental reclamation or closure obligation, demand, notice, work order or other liabilities exist with respect to any portion of any currently or, to the Company’s Knowledge, previously owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and its Subsidiaries and, to the Company’s Knowledge, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business; (viii) the Company has not treated, stored, recycled, or disposed of any Hazardous Substance on property currently or formerly owned, leased or operated by the Company or any of its subsidiaries in a manner not in compliance with Environmental Laws; (ix) the Company has not released, and there has been no release by any other Person of, any Hazardous Substance in violation of Environmental Laws at, on or under any property owned or operated by the Company or any of its subsidiaries; (x) there are no underground or aboveground storage tanks or landfills, surface impoundments, or disposal areas located on the property owned or operated by the Company or any of its Subsidiaries; (xi) there are no changes in the status, terms or conditions of any permits granted in relation to Environmental Laws held by the Company or any of its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein, or the continuation of the business of the Company or any of its Subsidiaries following the Effective Date; (xii) neither the Company nor any of its Subsidiaries (A) is a party to any litigation or administrative proceeding, nor to the Company’s Knowledge has any litigation or administrative proceeding been threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any Hazardous Substances, (B) has any knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (C) is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; (xiii) the Company and its Subsidiaries have made available to the Purchaser true and complete copies of all environmental records, audits, assessments, investigation reports, studies, plans, permits, regulatory correspondence and similar information with respect to environmental matters that are in its possession (xiv) no property currently or formerly owned, leased, or operated by the Company and its Subsidiaries is listed on or has been proposed for listing on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list; and (xv) the Company and its Subsidiaries hold all Environmental Permits necessary for the conduct of their business, such Environmental Permits are valid and in full force and effect, and the Company and its Subsidiaries are in compliance in all respects with such Environmental Permits.

(30)	Taxes.

(a)	The Company and each of its Subsidiaries:

(i)	have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects and have been prepared in compliance with applicable Law;

(ii)	have timely paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractor, creditor, non-resident or third party (whether or not shown any Tax Return); and

(iii)	have charged, collected and remitted in respect of every sale, supply and delivery, all Taxes required under applicable Law, and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as tax exempt, except in each case as would not be material to the Company or its Subsidiaries (taken as a whole). Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)	There are no outstanding deficiencies or proceedings which the Company has received notice of in writing or, to the Company’s Knowledge, pending, or threatened, audits, examinations, investigations, proposed adjustments, assessments, reassessments, appeals, or other Tax-related proceedings with respect to the Company or any of its Subsidiaries.

(c)	Neither the Company nor its Subsidiaries has acquired property or services from, or disposed of property or provided services to, a Person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, in such circumstances that would result in the Company or its Subsidiaries becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act, or that would require the Company or any of its Subsidiaries to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263 of the Code or any comparable provision under state or local Tax laws.

(d)	There are no Liens (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(e)	The Company and each of its Subsidiaries have made adequate and sufficient accruals for Taxes on the most recent financial statements filed as part of the Company Public Disclosure Record in accordance with U.S. GAAP (to the extent applicable), with respect to any taxable period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing as of the date of the filing of such financial statements.

(f)	The Company and its Subsidiaries do not have a taxable presence in any jurisdiction outside of those jurisdictions in which it files Tax Returns. No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(g)	The Purchaser has been provided with copies of all Tax Returns and all material communications to or from any Governmental Entity relating to the Taxes of any of the Company and its Subsidiaries, to the extent relating to periods or events in respect of which any Governmental Entity may by Law assess or otherwise impose any such Tax on the Company or its Subsidiaries, for the past three (3) years.

(h)	The Company is not a non-resident of Canada within the meaning of the Tax Act and is a taxable Canadian corporation within the meaning of the Tax Act.

(i)	The Company has, in all material respects, maintained and continues to maintain all books and records required to be maintained by it under the Tax Act and all other applicable Laws in respect of Taxes.

(j)	Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by the Company and each of its Subsidiaries with respect to all material transactions between the relevant entity and any Person not resident in Canada with whom such entity was not dealing at arm’s length within the meaning of the Tax Act.

(k)	The Company is not a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code and treated as a United States corporation for U.S. federal income tax purposes under Section 7874(b) of the Code.

(l)	Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated, unitary or other similar group for Tax purposes (other than a group the parent of which is the Company or any Subsidiary), or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Tax law), as a transferee or successor, by contract (other than between the Company and its Subsidiaries or customary commercial contracts entered into in the Ordinary Course and not primarily related to Taxes), pursuant to any law or otherwise.

(m)	Neither the Company nor any of its Subsidiaries has consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any of its Subsidiaries has engaged in a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or either Treasury Regulation Section 1.6011-4(b)(1) or Treasury Regulation Section 301.6111-2(b)(1) (or any corresponding or similar provision of state, local or non-U.S. Tax law).

(n)	Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any deduction from, taxable income for any period ending after the Closing Date as a result of any (i) change in accounting method made prior to the Closing or that would be required to be changed following the Closing, (ii) improper use of accounting method prior to the Closing, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law), (iv) intercompany transaction entered into prior to the Closing, (v) installment sale or open transaction disposition made prior to the Closing, (vi) prepaid amount received or deferred revenue earned prior to the Closing, (vii) election under Section 108(i) of the Code made on or prior to the Closing Date, or (viii) application of Section 951, 951A or 965 of the Code to any interest held in a “deferred foreign income corporation” or in a “controlled foreign corporation” (as respectively defined in Sections 965 and 957 of the Code) with respect to income earned or recognized or payments received on or prior to the Closing Date.

(o)	Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or has any obligation or liability under, any Tax sharing, Tax indemnity, Tax allocation or similar contract or agreement (other than between the Company and its Subsidiaries or customary commercial contracts entered into in the Ordinary Course and not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)), or (ii) is a party to any joint venture, partnership or other arrangement or contract that is or could reasonably be expected to be treated as a partnership for U.S. federal income Tax purposes.

(p)	Neither the Company nor any of its Subsidiaries has received any private letter ruling from the IRS (or any comparable Tax ruling, binding or not on the Company, from any other Governmental Entity).

(q)	The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-deferred treatment under Section 355 of the Code (i) in the five years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Arrangement.

(r)	To the Company’s Knowledge, neither the Company nor any Subsidiary has received any refund of Taxes, Tax credit, deduction or subsidy under the Tax Act (or any similar provision of any provincial or territorial tax legislation) or other applicable Law to which it was not entitled. All tax credits, refunds, rebates, overpayments, deemed payments on account, and similar adjustments of Taxes claimed by the Company or any Subsidiary, has been validly claimed and correctly calculated as required by Law, and the Company or any such Subsidiary has retained all documentation prescribed by applicable Law to support such claims.

(s)	Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(31)	Insurance. As of the date hereof, the Company and each of its Subsidiaries are insured by the policies of insurance included in Section 3.1(31) of the Company Disclosure Letter, all of which are provided by third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries, taken as a whole. All material insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, no written notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder. There is no claim pending under any insurance policy of the Company or its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(32)	Intellectual Property.

(a)	Section 3.1(32)(a) of the Company Disclosure Letter sets forth a current, complete and correct list of all: (i) Company Registered Intellectual Property Rights, setting forth for each of the foregoing as applicable, the nature of the right, title or interest held by Company, and the title, application number, filing date (if available), issuance or grant date, jurisdiction, and registration number for each such item of Company Registered Intellectual Property Rights, and setting forth for each domain name registration, the applicable domain name and the expiration date for the registration; and (ii) all common law Trademarks owned by the Company or its Subsidiaries or used by Company or its Subsidiaries in connection with the conduct of the Company’s business. Each item of the Company Registered Intellectual Property Rights is subsisting, in good standing, and unexpired, and have not been abandoned or cancelled. There are no facts, information, or circumstances (including any facts or information that would constitute prior art) that would render any of the Company Registered Intellectual Property Rights invalid or unenforceable, or would preclude the issuance of or otherwise affect any pending application for any Company Registered Intellectual Property Rights. Such Company Registered Intellectual Property Rights have been prosecuted in good faith. Neither the Company nor any of its Subsidiaries has taken any actions that would result in any patent included in the Company Registered Intellectual Property Rights being invalid, including any disclosure, publication or sale of the invention more than one (1) year prior to the priority date of the applicable Patent application. Either the Company or one of its Subsidiaries owns all rights, title and interests in or possesses sufficient and legally enforceable licenses or other rights to all Intellectual Property Rights necessary and sufficient for the conduct of the business and operations of the Company as currently conducted, free and clear of Liens. Neither the Company nor any Subsidiary jointly owns any right, title or interest with any other Person of any Company Intellectual Property Rights.

(b)	All of the Company Registered Intellectual Property Rights are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company.

(c)	All of the Company Registered Intellectual Property Rights are valid, enforceable, subsisting and in full force and effect. The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial, and with respect to the Registered Intellectual Property Rights, record, owner of all right, title and interest in and to the Company’s Intellectual Property Rights, and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the business and operations of the Company as currently conducted. All assignments and other instruments necessary to establish, record, and perfect the Company’s ownership interest in the Registered Intellectual Property Rights have been validly executed, delivered, and filed with the relevant governmental authorities and authorized registrars.

(d)	To the Company’s Knowledge, the conduct of the business of the Company, as formerly and currently carried on and proposed to be carried on, and the products, processes, and services of the business, have not, and will not, infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person. The Company has not received written or oral notice of any such infringement, misappropriation or violation. To the Company’s Knowledge, no Person is infringing, misappropriating or violating the Intellectual Property Rights owned by the Company or any of its Subsidiaries, and reasonable investigations are conducted by the Company on a regular basis to ensure that there is no infringement, misappropriation or violation of the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(e)	The Company has taken commercially reasonable steps to protect its Intellectual Property Rights, in each case in accordance with standard industry practice. The Company Intellectual Property Rights have not been developed with the assistance or use of any funding from third parties or third party agencies.

(f)	The Company is not a party to or bound by any Company Material Contract or other obligation that limits or impairs its ability to use, sell, transfer, assign or convey, or that otherwise affects: (i) any of the Intellectual Property Rights owned by it or any of its Subsidiaries or (ii) any of the Intellectual Property Rights, licensed to or used by it or any of its Subsidiaries. The Company has not granted to any Person (other than consultants solely for the purpose of providing services to the Company or a Subsidiary) any right, license or permission to use all or any portion of, or otherwise encumbered any of its rights in, or to, any of the Intellectual Property Rights owned by, licensed to or used by the Company. The Company is not obligated to pay any royalties, fees or other compensation to any Person in respect of its ownership, use or license of any Intellectual Property Rights.

(g)	The transactions contemplated by this Agreement and the Arrangement Resolution and the continued operation of the Company in the same manner in which it is currently carried on will not violate or breach the terms of any Intellectual Property Rights license or entitle any other party to any such Intellectual Property Rights license to terminate or modify it, or otherwise adversely affect the Company’s rights under it. Immediately following the Closing, all Company Intellectual Property Rights will be owned or available for use by Purchaser on identical terms as they were owned or available for use by Company immediately prior to the Closing.

(h)	No material confidential information of the Company or its Subsidiaries has been disclosed by the Company or any of its Subsidiaries to any third party other than pursuant to a confidentiality agreement pursuant to which such third party agrees to protect such confidential information.

(i)	The Company has taken reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets. Any disclosures of Trade Secrets have been made under a valid and enforceable written agreement which includes contractual provisions to protect unauthorized disclosure and use of the Trade Secret. Neither the Company nor any Subsidiary has received any notice from any Person that there has been an unauthorized use or disclosure of any Trade Secrets included in the Intellectual Property Rights owned or purported to be owned by, or licensed to, the Company or any of its Subsidiaries. No Trade Secret is currently subject to any adverse Action or has been challenged or to the Company’s knowledge, threatened in any way. No Trade Secrets are co-owned or jointly-owned with any Person. No confidential or proprietary information owned by any Person (other than the Company, its directors, officers or employees) has been incorporated into any Trade Secret. No Trade Secret is the subject of any escrow or similar arrangement which may provide the release of such Trade Secrets to Persons other than the Company under any conditions.

(j)	All current and former employees, consultants and independent contractors of the Company or any of its Subsidiaries, including those who are or were involved in, or who have contributed to, the creation or development of any Company Intellectual Property Rights, have executed and delivered to the Company or any Subsidiary a valid, binding, enforceable written agreement (containing no exceptions to or exclusions from the scope of its coverage) regarding the protection of proprietary information and the irrevocable present assignment to the Company (or that otherwise provides for a valid, binding, enforceable assignment under the laws of the applicable jurisdiction) of all right, title and interest in such Company Intellectual Property Rights. Each such agreement is substantially identical to the forms of invention assignment, employment, independent contractor, consulting services and/or other written agreements, as applicable, previously delivered by the Company to Purchaser. To the Company’s Knowledge, no current or former employee, consultant or independent contractor is in violation of any term of any such agreement, or any other agreement relating to the relationship of any such employee, consultant or independent contractor with Company.

(k)	No open source software or copyleft software is used by or incorporated into any software owned or developed by the Company or its Subsidiaries.

(l)	The Company has not used any AI Systems in the development of any Company Intellectual Property Rights.

(33)	Related Party Transactions.

(a)	Except as set out in Section 3.1(33) of the Company Disclosure Letter and in respect of compensation or other employment arrangements, there are no transactions, agreements, arrangements or understandings currently in effect between the Company or any of its Subsidiaries, on the one hand, and (i) any past or present director, (ii) any past or present chairman, chief executive officer, president, secretary, treasurer or any senior vice-president of the Company, (iii) any Person beneficially owning five percent or more of the number or the voting power attached to the outstanding Company Shares, on the other hand, or (iv) any Affiliate of such Persons listed in clause (i) - (iii) above.

(b)	Neither the Company nor any of its Subsidiaries is indebted to any past or present director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries (except for amounts due in the Ordinary Course, including salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses).

(34)	Brokers and Finders. Other than fees payable to the Financial Advisor as set out in Section 3.1(34) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries nor any of their respective officers, directors or employees (in their respective capacities as officers, directors or employees) has employed any financial advisor, broker or finder in connection with the Transaction or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees payable or owed by the Company in connection with the Transaction. The Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagements or that may otherwise be payable to the Financial Advisor by the Company.

(35)	Anti-Corruption.

(a)	Neither the Company nor any of its Subsidiaries have, nor to the Company’s Knowledge, have any of its or their respective directors, executives, officers, representatives, agents or employees: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(b)	The operations of the Company and its Subsidiaries are and, during the past five (5) years, have been conducted at all times in compliance with applicable Money Laundering Laws (other than Cannabis Laws) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending, or to the Company's Knowledge, threatened.

(c)	Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, agent, employee, affiliate or other Person acting on behalf of the Company or any of its Subsidiaries is currently the subject or target of any United States sanctions administered or enforced by Office of Foreign Assets Control (“OFAC”) and the Company has not lent, contributed or otherwise made available, directly or indirectly, any funds to any of its Subsidiaries, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any United States sanctions administered by OFAC.

(d)	During the past five (5) years, none of the Company, any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective directors, officers, supervisors, managers, employees, or agents has had any sanctions administered by OFAC, the Government of Canada or any other relevant sanctions authority (collectively, “Sanctions”) imposed upon any such Person, and the Company and its Subsidiaries are not in violation of any of the Sanctions or law or executive order relating thereto, or are conducting business with any Person subject to any Sanctions.

(e)	Neither the Company nor any of its Subsidiaries has imported or exported Cannabis products from or to any foreign country.

(36)	Books and Records. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. Such records contain true, correct and, in all material respects, complete records of all meetings and accurately reflect, in all material respects, all corporate action of the shareholders and board of directors (including committees thereof) of the Company and its Subsidiaries, including all issuances of shares, all grants of options, and all appointments and elections of directors.

(37)	Insolvency. No act or proceeding has been taken by or against the Company or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its Subsidiaries or any of their properties or assets nor, to the Company’s Knowledge, is any such act or proceeding threatened. Neither the Company nor any of its Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(38)	Fairness Opinion. The Board has received the Fairness Opinion and confirmation from the Financial Advisor that the Consideration to be received by Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders (other than the Purchaser and its Affiliates), which opinion has not been modified, amended, qualified or withdrawn. The Company has been authorized by the Financial Advisor to permit inclusion of the Fairness Opinion and references thereto and summaries thereof in the Company Circular.

(39)	Board Approval. The Board, at a meeting duly called and held or by way of written consent resolution, upon consultation with legal and financial advisor, has unanimously (with interested directors of the Company abstaining from voting, if applicable) (i) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders, (ii) approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement, and (iii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Board.

(40)	Collateral Benefits. Other than as disclosed in Section 3.1(40) of the Company Disclosure Letter; as of the date hereof, to the Company’s Knowledge, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(41)	Investment Canada Act. The Company is not a “trade agreement investor” and is not a “state-owned enterprise” and does not operate a “cultural business”, each as defined in the Investment Canada Act.

(42)	Competition Act. Neither (i) the aggregate value of the assets in Canada that are owned by the Company or its Subsidiaries (other than assets that are equity interests in those subsidiaries) nor (ii) the gross annual revenues from sales in, from or into Canada generated from the assets owned by the Company or its Subsidiaries, exceed C$93 million, all values being determined in accordance with Part IX of the Competition Act (Canada), and the regulations thereunder.

(43)	Agreements with Securityholders. Other than the Company Support Agreements and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Purchaser, any interested party of the Purchaser or any related party of any interested party of the Purchaser, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(44)	No Undisclosed Liabilities. Except as set forth in the Company Financial Statements or as disclosed in the Company Public Disclosure Record, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, whether due or to become due, that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto), other than liabilities and obligations (a) incurred since the date of the most recent Company Financial Statements in the Ordinary Course and not material to the Company and its Subsidiaries, taken as a whole, (b) incurred in connection with the transactions contemplated by this Agreement, (c) that have been discharged or paid in full in the Ordinary Course, or (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(45)	No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Section 3.1 (as qualified by the Company Disclosure Letter), neither the Company nor any other Person makes any express or implied representation or warranty on behalf of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, neither the Company nor any other Person has made or makes any representation or warranty to the Purchaser or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses, or (b) any oral or written information presented to the Purchaser or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except as expressly set forth in this Section 3.1 (as qualified by the Company Disclosure Letter). The Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in this Section 3.1 (as qualified by the Company Disclosure Letter), neither the Company nor any other Person will have or be subject to any liability to the Purchaser or any other Person resulting from the distribution to the Purchaser or its Affiliates or Representatives, or the Purchaser’s use of, any such information, including any information, documents or material made available to the Purchaser in the Data Room or management presentations or in any other form in connection with the transactions contemplated hereby.

Section 3.2         Representations and Warranties of the Purchaser

(1)	The Purchaser represents and warrants to the Company as set forth in Section 3.2 hereto and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(3)	Organization, Good Standing and Qualification. The Purchaser has been duly incorporated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its properties and assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not result in a Material Adverse Effect.

(4)	Capital Structure.

(a)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Multiple Voting Shares and an unlimited number of Purchaser Subordinate Voting Shares. As of June 11, 2026, there were (i) 48,500,414 Purchaser Subordinate Voting Shares and 7,718 Purchaser Multiple Voting Shares issued and outstanding; (ii) 1,165,355 options providing for the issuance of 1,165,355 Purchaser Subordinate Voting Shares, at the Purchaser’s option, upon the exercise thereof; (iii) 2,098,159 Purchaser RSUs providing for the issuance of 2,098,159 Purchaser Subordinate Voting Shares upon the settlement thereof; (iv) 3,183,464 Purchaser Warrants providing for the issuance of up to 3,183,464 Purchaser Subordinate Voting Shares upon the exercise thereof in accordance with their terms; and (v) the Purchaser Convertible Note providing for the issuance of Purchaser Subordinate Voting Shares upon the conversion thereof in accordance with its terms. All outstanding Purchaser Subordinate Voting Shares and Purchaser Multiple Voting Shares have been, and all Purchaser Subordinate Voting Shares and Purchaser Multiple Voting Shares issuable upon the exercise, conversion, vesting or settlement of rights under the Purchaser Options, Purchaser Warrants, Purchaser RSUs and the Purchaser Convertible Note in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Purchaser and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(b)	As of the date of this Agreement, there is no outstanding contractual obligation of the Purchaser to repurchase, redeem or otherwise acquire any such Purchaser Shares. Except as set out in this Section 3.2(4), as of the date of this Agreement, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Purchaser Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other security. Other than the Purchaser 2018 Plan and the Purchaser 2019 Plan, as of the date of this Agreement, the Purchaser does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Purchaser Share price, income or any other attribute of or related to the Purchaser.

(c)	The Purchaser Subordinate Voting Shares are listed and posted for trading on the CSE and also trade on the OTCQX and, except for such listing and trading, as of the date of this Agreement, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market.

(5)	Corporate Authority; Approval. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement, the performance by the Purchaser of its obligations hereunder or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(6)	No Vote Required. No vote of the holders of the Purchaser Shares is necessary to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement as set forth herein.

(7)	Issuance of Consideration Shares under the Arrangement. The Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Subordinate Voting Shares. All of the Replacement Options to be issued pursuant to the Arrangement, upon issuance, shall be validly issued in compliance in all material respects with all applicable Laws, including Securities Laws, and each such issuance has been duly authorized.

(8)	Governmental Filings; No Violations; Etc.

(a)	Other than (i) the Required Regulatory Approvals; (ii) filings with the Securities Authorities or the CSE or OTCQX; or (iii) any other notices, reports, filings, waivers, consents, registrations, approvals, permits or authorizations the failure to make or obtain would not reasonably be expected individually or in the aggregate (A) to prevent or significantly impede or materially delay the completion of the Arrangement and Transaction or (B) to have a Material Adverse Effect on the Purchaser; no notices, reports or other filings are required to be made by the Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Purchaser from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Purchaser and the consummation of the Transaction, or in connection with the continuing operation of the business of the Purchaser and its Subsidiaries following the Effective Time.

(b)	The execution, delivery and (subject to obtaining the Required Regulatory Approvals) performance of this Agreement by the Purchaser do not, and the consummation of the Transaction will not, constitute or result in, with or without notice, lapse of time or both:

(i)	a breach or violation of, or a default under, the Organizational Documents of the Purchaser or any of its Subsidiaries;

(ii)	a contravention, breach, violation or default under any Law applicable to the Purchaser or any of its Subsidiaries, or any of their respective properties or assets; or

(iii)	a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets or property of the Purchaser or any of its Subsidiaries pursuant to, any contract binding upon the Purchaser or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transaction) compliance with the matters referred to in Section 3.2(5), under any Law to which the Purchaser or any of its Subsidiaries is subject, except, in the case of the foregoing, for any such breach, violation, termination, default, creation, acceleration or change that would not have a Material Adverse Effect on the Purchaser or its Subsidiaries, or would not, individually or in the aggregate, reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Transaction.

(9)	Securities Law Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario, and is not on the list of reporting issuers in default under the Securities Laws of such provinces, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, the Purchaser files reports with the SEC pursuant to Section 12(g) of the 1934 Exchange Act, and the Purchaser is not in default of any material requirements of applicable Securities Laws, or the rules, regulations or policies of the CSE or the OTCQX. Trading in the Purchaser Subordinate Voting Shares on the CSE or the OTCQX is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws or the CSE or the OTCQX is in effect or ongoing or expected to be implemented or undertaken. The Purchaser has not taken any action to cease to be a reporting issuer in any province of Canada that the Purchaser is currently a reporting issuer in or to deregister the Purchaser Subordinate Voting Shares under the 1934 Exchange Act, nor has the Purchaser received written notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser. Except as set forth above in this Section 3.2(9), the Purchaser is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any securities Laws of any other jurisdiction.

(10)	U.S. Securities Laws. The Purchaser Shares are registered under Section 12(g) of the 1934 Exchange Act, and the Purchaser has complied in all material respects with its reporting obligations thereunder. The Purchaser is not an “investment company” (as defined in the United States Investment Company Act of 1940, as amended) registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(11)	Purchaser Public Disclosure Record. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed (or, if amended prior to the date hereof, as of the date of such amendment), were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the CSE and the OTCQX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record and neither the Purchaser nor any of the Purchaser Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the CSE or the OTCQX.

(12)	Litigation and Liabilities.

(a)	Except as disclosed in the Purchaser Public Disclosure Record and excluding matters related to the proposed Arrangement and the Transaction, (i) there are no civil, quasi-criminal, criminal or administrative Actions, investigations, claims or other proceedings, outstanding or to the Purchaser’s Knowledge, pending or threatened, against the Purchaser or its Subsidiaries, and (ii) to the Purchaser’s Knowledge, no event has occurred or state of fact exists, which would reasonably be expected to give rise to any such Action, investigation, claim or other proceeding against the Purchaser or its Subsidiaries, which, with respect to either of items (i) or (ii) of this Section 3.2(12)(a), if adversely determined, would reasonably be expected to have a Material Adverse Effect on the Purchaser or prevent the consummation of the Transaction.

(b)	The Purchaser and its Subsidiaries have no outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Purchaser Financial Statements contained in the Purchaser Public Disclosure Record, which relate to the proposed Arrangement or those incurred in the Ordinary Course and which are not material since the date of the most recent financial statements of the Purchaser contained in the Public Disclosure Record.

(13)	Financial Statements. The Purchaser Financial Statements: (a) were prepared in accordance with U.S. GAAP consistently applied throughout the periods involved and comply as to form in all material respects with applicable Laws (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Law in the unaudited statements); and (b) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries for the respective periods covered by such financial statements.

(14)	Absence of Certain Changes. Since March 31, 2026, there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect in respect of the Purchaser or its Subsidiaries.

(15)	Taxes.

(a)	The Purchaser is classified as a United States corporation for U.S. federal income tax purposes under Section 7874(b) of the Code.

(b)	The Purchaser has not been and is not a United States real property holding corporation under Section 897(c)(2) of the Code.

(c)	To the best of the Purchaser’s knowledge, neither the Purchaser nor any of its Subsidiaries or affiliates (as the term is defined for purposes of section 368(c) of the Code), owns, or has owned during the past five years, any Company Shares.

(16)	Compliance with Laws; Cannabis Licenses.

(a)	The business of the Purchaser and its Subsidiaries has, during the past five (5) years, been and is currently being conducted in compliance with all applicable Laws (including all Cannabis Laws except in respect of U.S. Federal Laws), except where any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser, and the Purchaser and its Subsidiaries have not received any notice of any alleged violation of any such Laws that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser. Excluding matters related to the proposed Arrangement and the Transaction, no investigation, review, deficiency notice, notice of non-compliance or enforcement proceeding by any Governmental Entity with respect to the Purchaser or any of its Subsidiaries is pending, or to the Purchaser’s Knowledge, threatened, except for such investigations, reviews, deficiency notices, notices of non-compliance or enforcement proceedings the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser or prevent the consummation of the Transaction.

(b)	Each of the Purchaser and its Subsidiaries has obtained and is in compliance with all Cannabis Licenses, except where any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser. The operation of the business of the Purchaser and its Subsidiaries as presently conducted is not, and has not been, in violation of, nor is the Purchaser or its Subsidiaries in default or violation under, any Cannabis License, except where such violation or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser, and, to the Purchaser’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Cannabis License that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser, and to the Purchaser’s Knowledge, no Person has threatened to revoke, amend, suspend, cancel, modify, not renew or impose any condition in respect of, or commenced proceedings to revoke, amend, suspend, cancel, modify, not renew or impose conditions in respect of, any Cannabis License.

(c)	Except for inquiries by Regulatory Authorities in the Ordinary Course, no Regulatory Authority is presently alleging or asserting, or, to the Purchaser’s Knowledge, threatening to allege or assert, non-compliance with any applicable legal requirement or registration in respect of the Purchaser’s products that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser.

(d)	Neither the Purchaser nor any of its Subsidiaries has received any written notice from a Governmental Entity alleging a defect or claim in respect of any products grown, manufactured, processed, supplied or sold by the Purchaser or any of its Subsidiaries to a customer, other than such defect or claim that would not result in a Material Adverse Effect in respect of the Purchaser or its Subsidiaries, and to the Purchaser’s Knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Purchaser or any of its Subsidiaries in respect of any products grown, manufactured, processed, supplied or sold by the Purchaser or any of its Subsidiaries, that are not included in the Company Public Disclosure Record.

(17)	No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Section 3.2, neither the Purchaser nor any other Person makes any express or implied representation or warranty on behalf of the Purchaser or any of its Subsidiaries. Without limiting the generality of the foregoing, neither the Purchaser nor any other Person has made or makes any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Purchaser or any of its Subsidiaries or their respective businesses, or (b) any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of the Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except as expressly set forth in this Section 3.2. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Section 3.2, neither the Purchaser nor any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company or its Affiliates or Representatives, or the Company’s use of, any such information, including any information, documents or material made available to the Company in the Data Room or management presentations or in any other form in connection with the transactions contemplated hereby.

Article 4
COVENANTS

Section 4.1        Conduct of Business of the Company

The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Purchaser otherwise consents in writing(to the extent that such consent is permitted by applicable Law), or as is otherwise expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement or as is otherwise required by applicable Law:

(a)	the respective businesses of the Company and its Subsidiaries will be conducted, their respective facilities will be maintained, and the Company and its Subsidiaries will continue to operate their respective businesses, only in the Ordinary Course;

(b)	the Company and its Subsidiaries will comply with the terms of all Company Material Contracts and the Company will use commercially reasonable efforts to maintain and preserve intact its and its Subsidiaries’ respective business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its and its subsidiaries’ respective officers and employees as a group;

(c)	the Company will cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to review and provide input with respect to the direction of activities of the Company and its Subsidiaries;

(d)	the Company will, and will cause each of its Subsidiaries to, maintain all Cannabis Licenses and other Permits held by the Company and its Subsidiaries in good standing;

(e)	the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i)	alter or amend its articles, charter, by-laws or other constating documents;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Company Shares;

(iii)	split, divide, consolidate, combine or reclassify any Company Shares or any other securities of the Company;

(iv)	issue, authorize, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, authorize, sell, grant, award, pledge, dispose of or otherwise encumber any Company Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Company Options, Company RSUs, Company Warrants, Company Debentures or any other equity-based awards), other than the issuance of Company Common Shares issuable pursuant to the exercise or vesting, as applicable, of Company Options, Company DSUs, Company RSUs or Company Warrants, or the conversion of Company Debentures, as applicable, outstanding on the date hereof in accordance with their terms, and the issuance by a Subsidiary of the Company of shares to the Company or a wholly-owned Subsidiary of the Company;

(v)	redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities unless otherwise required by the terms of such securities; provided, however, that the Company may repurchase Company Common Shares pursuant to the NCIB, provided that the aggregate purchase price paid by the Company for all Company Common Shares repurchased pursuant to the NCIB after the date of this Agreement does not exceed $500,000;

(vi)	amend the terms of any securities of the Company or its Subsidiaries;

(vii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(viii)	reorganize, amalgamate or merge with any other Person;

(ix)	make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under U.S. GAAP;

(x)	make any material change to its general practices and policies relating to the payment of accounts payable or the collection of accounts receivable;

(xi)	reduce the stated capital of any class or series of the Company Shares or any shares of any of its Subsidiaries;

(xii)	other than as provided for in the Debenture Indenture or Warrant Indenture, as applicable, take any action to accelerate the vesting of any Company Options, Company RSUs or Company Warrants, or other securities convertible into or exchangeable or exercisable for Company Shares, or to modify the exercise price of any Company Options, Company RSUs or Company Warrants or other securities convertible into or exchangeable or exercisable for Company Shares, or otherwise modify the Company Incentive Plans or any award agreements issuing Company Options, Company RSUs or Company Warrants or other securities convertible into or exchangeable or exercisable for Company Shares, thereunder;

(xiii)	sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its Subsidiaries, including, without limitation, with respect to the Real Property and including pursuant to any sale-leaseback or similar transaction;

(xiv)	(A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other Person, or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

(xv)	incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances to any other Persons, except to employees pursuant to policies to reimburse expenses in advance or pursuant to or in respect of existing credit facilities or debt instruments or the maintenance or extension thereof (or the agreements, indentures or guarantees governing or relating to such facilities or instruments, or the maintenance or extension thereof);

(xvi)	pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements, or voluntarily waive, release, assign, settle or compromise any Action; or settle, release, or compromise (or agree to settle, release or compromise) any action, claim or other Action brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (except where the action, claim or other Action is insured and the Company's contribution does not exceed its deductible) other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by the Company or any of its Subsidiaries of an amount not greater than $100,000 (net of insurance proceeds);

(xvii)	settle or compromise any Action brought by any present, former or purported holder of its securities in connection with the Transactions;

(xviii)	enter into any material new line of business, enterprise or other activity that is inconsistent with the existing businesses of the Company and its Subsidiaries in the manner such existing businesses generally have been carried on;

(xix)	expend or commit to expend any amounts with respect to capital expenses, where such expenditure or commitment exceeds $150,000 individually or in the aggregate, except to the extent reserved for in the Company Financial Statements;

(xx)	abandon or fail to diligently pursue any application for any licences, permits, authorizations or registrations;

(xxi)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing Permit or Company Material Contract except as required by its terms;

(xxii)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend, extend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(xxiii)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(xxiv)	enter into any Contract with any “related party” (as such term is defined in MI 61-101);

(xxv)	create any Subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations of the Company or its Subsidiaries, or the appointment of governing bodies, or enter into any joint venture or similar agreement, arrangement or relationship;

(xxvi)	other than in connection with a Transaction Expense or expenses incurred in the Ordinary Course, incur any expenses where such expenditure exceeds $200,000 individually or $400,000 in the aggregate;

(xxvii)	waive, release or limit any restrictive covenant of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(xxviii)	release any Company Shareholders from any share transfer restrictions, lock-up or similar trading, transfer or restrictions on encumbrances in respect of the Company Shares;

(xxix)	make any payments in respect of any indebtedness of the Company or any of its Subsidiaries (including any premiums or penalties thereon or fees in respect thereof) in advance of when such amounts are due; or

(xxx)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	without the consent of the Purchaser, neither the Company nor any of its Subsidiaries will, except in the Ordinary Course, consistent with historical practice, or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, or except as is necessary to comply with applicable Laws:

(i)	enter into or materially modify any employment, severance, separation, change-in-control, retention, collective bargaining or similar agreements or arrangements with, or take any action with respect to or grant any salary increases, bonuses, benefits, retention, severance or termination pay to, any Company Employees or any consultants or independent contractors of the Company or any of its Subsidiaries;

(ii)	terminate the employment of any Company Employees that are senior managers or officers of the Company, other than for cause;

(iii)	adopt or amend or make any contribution to or any award under any Company Plan or other bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or any of its Subsidiaries;

(iv)	except as disclosed in Section 4.1(f)(iv) of the Company Disclosure Letter, take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any Company Plan;

(v)	other than in connection with the issuance of Consideration Shares or Replacement Options pursuant to the Transaction, or the treatment of Company DSUs or Company RSUs pursuant to this Agreement, communicate with the employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment they will receive following the Effective Time;

(vi)	establish, adopt, enter into, amend or terminate any collective bargaining agreement and/or any agreement with any labour union, workers council, or other labour association or organization; or

(vii)	take any action requiring notice to employees, or triggering any other obligations, under any applicable WARN Act prior to the Effective Time;

(g)	the Company will not grant to any officer or director of the Company any equity based awards pursuant to any Company Plan or otherwise;

(h)	the Company will not, and will not permit any of its Subsidiaries to, make any loan to any officer, director, employee or consultant of the Company or any of its Subsidiaries, except for the advance of expenses consistent with past practice;

(i)	the Company will, and will cause each of its Subsidiaries to, maintain all Permits held by the Company and its Subsidiaries in good standing, and shall take all actions necessary to ensure that the Purchaser receives the benefit therefrom after Closing;

(j)	the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided, however, that, except as contemplated by Section 4.11, none of the Company or any of its Subsidiaries will obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months;

(k)	the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of: (i) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) any breach of this Agreement by the Company, or (iii) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 6.2 would not be satisfied;

(l)	the Company will promptly provide written notice to the Purchaser of the resignation of any of its senior management employees;

(m)	the Company will, and will cause each of its Subsidiaries to:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, unless such Taxes are disputed in good faith and the Company has taken adequate reserves therefor in accordance with U.S. GAAP;

(iii)	not change in any respect any of its methods of reporting income or deductions or accounting for income Tax purposes from those employed in the preparation of their most recently filed Tax Returns and financial statements except as may be required by applicable Laws or otherwise in the Ordinary Course;

(iv)	not make, change, revoke or rescind any election relating to Taxes or make any material amendment with respect to any Tax Return except in the Ordinary Course, or as may be required by applicable Laws;

(v)	not surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(vi)	not consent to any extension or waiver of the limitation period applicable to any material Tax claim, assessment or reassessment (other than as a result of an extension to file any Tax Return);

(vii)	not settle, compromise or agree to the entry of judgment with respect to any Action relating to any material Taxes;

(viii)	not enter into any tax sharing, tax allocation or tax indemnification agreement; and

(ix)	use reasonable best efforts to cause the Arrangement to constitute a reorganization under Section 368(a) of the Code and not take any action or fail to take any action required hereby that could reasonably be expected to prevent or impede the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(n)	the Company will not, and will not permit any of its Subsidiaries to, enter into or renew any Contract that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement, or take any other action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(o)	the Company will not, and will not permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(p)	the Company will pay or cause to be satisfied all Transaction Expenses of the Company and its Subsidiaries on or prior to the Effective Date;

(q)	the Company will not, and will not cause or permit any of its Subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Date if then made;

(r)	the Company shall deliver to the Purchaser (i) all interim and annual financial statements required under Securities Laws for any periods following the date of the Company Financial Statements (the “Subsequent Financial Statements”), and (ii) all Tax Returns required to be filed by the Company and any of its Subsidiaries between the date hereof and the Effective Time (the “Subsequent Tax Returns”). The Subsequent Financial Statements and the Subsequent Tax Returns shall be delivered to the Purchaser promptly after such Subsequent Financial Statements and Subsequent Tax Returns are first filed with the applicable Governmental Entity. The Subsequent Financial Statements and the Subsequent Tax Returns shall be prepared in a manner, and shall contain such information, such that the representations and warranties of the Company set forth in Section 3.1(12) and Section 3.1(30) will be true and correct as of the Effective Time, substituting references to “Company Financial Statements,” with “Subsequent Financial Statements,” as applicable, and references to “Tax Returns” for “Subsequent Tax Returns”; and

(s)	upon written request by Purchaser at least ten (10) Business Days prior to the Effective Time, the Company will (subject to the terms of the applicable Company Plan) terminate, effective immediately prior to the Effective Time, all or any Company Plan covering employees of the Company or any of its Subsidiaries identified by the Purchaser in its written request, including, without limitation any 401(k) plan sponsored by the Company or any of its Subsidiaries. Upon such termination, the Company shall provide Purchaser with evidence reasonably acceptable to Purchaser that each such Company Plan identified by Purchaser has been terminated (effective prior to the Effective Time) pursuant to resolutions of the Board.

The Parties acknowledge and agree that (i) nothing contained herein shall give the Purchaser the right to control, directly or indirectly, the operations or the business of the Company or any of its Subsidiaries at any time prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries business and operations, and (iii) notwithstanding anything to the contrary set forth herein, no consent of the Purchaser will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable Law.

Section 4.2        Regulatory Approvals

(1)	The Parties will cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on their part under this Agreement and Law to consummate and make effective the Transaction as soon as practicable, including, without limiting the generality of Section 4.2(1), concurrently with the execution of this Agreement or as soon as reasonably practicable thereafter, making such applications and submissions as may be required in order to obtain and maintain the Required Regulatory Approvals and such other Regulatory Approvals reasonably deemed by the Purchaser to be necessary, acting reasonably, or otherwise advisable in connection with the Arrangement and this Agreement.

(2)	The Parties will: (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals (including the Required Regulatory Approvals) and will promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement; and (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining the Required Regulatory Approvals.

(3)	Each Party will promptly notify the other Party if it becomes aware that any: (i) application, filing, document or other submission for the Required Regulatory Approvals contains a Misrepresentation; or (ii) any Required Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(4)	The Parties will request that the Required Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis where possible and, to the extent that a public hearing is held, the Parties will request the earliest possible hearing date for the consideration of the Required Regulatory Approvals.

(5)	If any objections are asserted with respect to the Transaction contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the Transaction contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Required Regulatory Approvals, the Parties will use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(6)	Notwithstanding the foregoing in this Section 4.2, the Parties will use reasonable best efforts to obtain and maintain the Required Regulatory Approvals and will make or agree to any undertaking, agreement, or action required to obtain and maintain such Required Regulatory Approvals; provided however, that the Company will not make or agree to any undertaking, agreement or action without the consent of the Purchaser (in its sole discretion).

(7)	The Company will be responsible for and will pay or cause to be paid by the applicable Subsidiary any and all filing fees and applicable Taxes payable to a Governmental Entity by any of the Company or its Subsidiaries in connection with any application, notification or filing in respect of any of the Regulatory Approvals to be obtained by the Company or one of its Subsidiaries.

(8)	Notwithstanding anything to the contrary in this Section 4.2, the Purchaser shall not be required to, and shall not be obligated to, divest or agree to the divestiture of any of its assets or the assets of any of its Affiliates or Subsidiaries (including, following the Effective Time, the assets of the Company or any of its Subsidiaries) in order to obtain any Regulatory Approval or Required Regulatory Approval.

Section 4.3         Covenants of the Company Regarding the Arrangement

(1)	Subject to the provisions of this Agreement, the Company will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by each of them under this Agreement, cooperate with the Purchaser in connection therewith, and to do all such other commercially reasonable acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limiting the generality of the foregoing, the Company will and, where appropriate, will cause its Subsidiaries to:

(a)	promptly advise the Purchaser in writing of any event, change or development that has resulted in, or that to the Company’s Knowledge would have, a Company Material Adverse Effect;

(b)	promptly advise the Purchaser in writing of any Action commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or its or their respective assets;

(c)	use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the 1933 Securities Act;

(d)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities required to be effected by it in connection with the Arrangement required to be completed prior to the Effective Time;

(e)	use reasonable best efforts to obtain all other third Person consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to Contracts that are necessary to permit or otherwise required (i) in connection with the consummation of the Transaction, or (ii) to maintain the Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser and provided that the Company may not make any payment to obtain any third party consent (including any consent under any Company Material Contract) without the consent of the Purchaser, acting reasonably;

(f)	promptly notify the Purchaser of: (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Arrangement; (ii) any material communication from any Governmental Entity in connection with the Arrangement; and (iii) any Action or litigation threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries that is related to the Arrangement; provided that, in each such case, the Company shall be required to consult with and adopt the reasonable comments and direction of the Purchaser before responding to any such communications or Actions, as applicable; and

(g)	using its commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement.

Section 4.4         Covenants of the Purchaser Regarding the Arrangement

(1)	Subject to the provisions of this Agreement, the Purchaser will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by each of them under this Agreement, cooperate with the Company in connection therewith and do all such other commercially reasonable acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limiting the generality of the foregoing, the Purchaser will and, where appropriate, will cause its Subsidiaries to:

(a)	promptly advise the Company in writing of any event, change or development that has resulted in, or that to the Purchaser’s Knowledge would have, a Material Adverse Effect in respect of the Purchaser;

(b)	obtain any necessary approvals for the listing of the Consideration Shares and Purchaser Subordinate Voting Shares to be issued upon exercise of the Replacement Options following the Effective Date on the CSE or, if applicable, any other stock exchange or market on which the Purchaser Shares are to be listed or quoted at or following the Effective Time;

(c)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Consideration Shares, and Purchaser Subordinate Voting Shares to be issued upon exercise of the Replacement Options, to meet its obligations under the Plan of Arrangement; and

(d)	oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement.

(2)	The Purchaser shall, or shall cause one of its Affiliates to, offer employment to each Company Employee identified by the Purchaser in writing prior to the Effective Time as an employee it intends to hire in connection with the Arrangement (each, a “Continuing Employee”). Each such offer shall recognize the Continuing Employee’s prior service with the Company and its Subsidiaries for purposes of tenure and shall provide compensation and benefits that are comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time; provided that equity or equity-based compensation, transaction, retention, change in control, severance or similar special or one-time arrangements shall not be taken into account for this purpose unless otherwise expressly agreed by the Purchaser in writing. Nothing in this Section 4.4(2) shall, from and after the Effective Time, (a) require the Purchaser, the Company or any of their Affiliates to maintain any Company Plan or issue or grant any equity or equity-based awards, (b) limit the right to amend or terminate any Company Plan in accordance with its terms, this Agreement or the Plan of Arrangement, (c) confer any right to continued employment or to the receipt of any particular benefit, or (d) limit the right of the Purchaser, the Company or any of their Affiliates to terminate any Continuing Employee’s employment.

Section 4.5         Company Covenant Regarding Company Debentures

(1)	The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Purchaser (in its sole discretion), directly or indirectly:

(a)	amend, modify, supplement, restate, waive or otherwise vary any term or condition of (i) the Debenture Indenture, (ii) any Company Debenture issued pursuant thereto, or (iii) any ancillary agreement, certificate, instrument or document entered into in connection with the Debenture Indenture;

(b)	take any action, or fail to take any action, that would, or would reasonably be expected to, result in the acceleration, mandatory prepayment, redemption, repurchase, defeasance, cancellation or early maturity of any Company Debenture, including triggering any “change of control,” “event of default,” “put right” or similar provision under the Debenture Indenture;

(c)	make or agree to make any payment (whether of principal, interest, premium, penalty or otherwise) in respect of any Company Debenture other than regularly scheduled payments of interest payable in accordance with the terms of the Debenture Indenture as in effect on the date hereof;

(d)	issue any additional convertible debentures or other debt securities convertible into or exchangeable for Company Shares or any other equity securities of the Company or its Subsidiaries under or pursuant to the Debenture Indenture or otherwise;

(e)	consent to or approve any conversion of any Company Debenture into Company Shares other than a conversion validly elected by a holder thereof in accordance with the terms of the Debenture Indenture as in effect on the date hereof, and with respect to any such conversion, the Company shall promptly (and in any event within five (5) Business Days) notify the Purchaser in writing of such conversion, including the identity of the converting holder, the principal amount of Company Debentures converted and the number of Company Shares issued upon such conversion;

(f)	enter into any agreement, arrangement or understanding with Alliance Trust Company or any holder of Company Debentures, or grant any consent, waiver or forbearance under or in connection with the Debenture Indenture, in each case that could reasonably be expected to adversely affect the Purchaser’s rights or obligations under this Agreement or the Plan of Arrangement; or

(g)	take any other action, or fail to take any action, that is inconsistent with the provisions of the Debenture Indenture or that could reasonably be expected to adversely affect the rights of the Purchaser or the treatment of the Company Debentures contemplated by the Plan of Arrangement.

(2)	The Company shall use reasonable best efforts to comply in all material respects with the terms and conditions of the Debenture Indenture and shall promptly notify the Purchaser in writing of: (a) any breach or default (or event that, with notice or lapse of time, would constitute a breach or default) under the Debenture Indenture; (b) any notice received by the Company from Alliance Trust Company or any holder of Company Debentures in connection with the Debenture Indenture; and (c) any conversion of Company Debentures into Company Shares.

Section 4.6         Company Covenant Regarding Company Warrants

(1)	The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Purchaser (in its sole discretion), directly or indirectly:

(a)	amend, modify, supplement, restate, waive or otherwise vary any term or condition of (i) the Warrant Indenture, (ii) any Company Warrant issued pursuant thereto, or (iii) any ancillary agreement, certificate, instrument or document entered into in connection with the Warrant Indenture;

(b)	take any action, or fail to take any action, that would, or would reasonably be expected to, result in the acceleration, cancellation or early expiration of any Company Warrant, including triggering any adjustment or similar provision under the Warrant Indenture;

(c)	enter into any agreement, arrangement or understanding with the trustee under the Warrant Indenture or any holder of Company Warrants, or grant any consent, waiver or forbearance under or in connection with the Warrant Indenture, in each case that could reasonably be expected to adversely affect the Purchaser’s rights or obligations under this Agreement or the Plan of Arrangement; or

(d)	take any other action, or fail to take any action, that is inconsistent with the provisions of the Warrant Indenture or that could reasonably be expected to adversely affect the rights of the Purchaser or the treatment of the Company Warrants contemplated by the Plan of Arrangement.

(2)	The Company shall use reasonable best efforts to comply in all material respects with the terms and conditions of the Warrant Indenture and shall promptly notify the Purchaser in writing of: (a) any breach or default (or event that, with notice or lapse of time, would constitute a breach or default) under the Warrant Indenture; and (b) any notice received by the Company from Alliance Trust Company under the Warrant Indenture or any holder of Company Warrants in connection with the Warrant Indenture.

Section 4.7         Purchaser Covenants Regarding Convertible Securities

If a Registration Statement on Form S-8 covering the Purchaser Shares issuable on exercise of Replacement Options is not effective in advance of the Effective Date, the Purchaser shall, as promptly as practicable following the Effective Date, cause there to be a registration statement on Form S-8 to be filed with the U.S. Securities and Exchange Commission which registers the issuance of the Purchaser Shares upon exercise of the Replacement Options.

Section 4.8         Access to Information; Confidentiality

(1)	Subject to compliance with Law, upon reasonable notice, throughout the period prior to the Effective Time, the Company will (and will cause its Subsidiaries to): (a) afford the Purchaser’s officers and other authorized Representatives reasonable access to its directors, senior management, books, Contracts and records; (b) furnish promptly to the Purchaser all information concerning its business, properties and personnel as may reasonably be requested (including, for the avoidance of doubt, continuing access to the Data Room); and (c) provide reasonable cooperation to the Purchaser’s officers and other authorized Representatives with respect to day one readiness integration planning (such as payroll, regulatory compliance and financial reporting requirements); provided however, in each case that: (i) access to any people contemplated in this Section 4.8(1) will be provided during the Company’s normal business hours unless the Company agrees otherwise; (ii) the Company’s compliance with any request under this Section 4.8(1) will not unduly interfere with the conduct of the Company’s business; and (iii) the Company need not supply the Purchaser or its representatives with any information which, in the reasonable judgment of the Company, is under a legal obligation not to supply; provided, that, with respect to clause (iii), the Company shall use commercially reasonable efforts to implement alternative disclosure or access arrangements that would not violate such legal obligation. Without limiting the generality of the foregoing, the Purchaser and the Company will reasonably cooperate and consult, acting in good faith, with respect to the Purchaser’s ability to access the Company’s properties.

(2)	Investigations made by or on behalf of a Party, whether under this Section 4.8 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

(3)	Each Party acknowledges that the Confidentiality Agreement continues to apply and that any requests for information and any information provided pursuant to Section 4.8(1) will be subject to the terms of the Confidentiality Agreement.

Section 4.9         Deregistration and Stock Exchange Delisting

Prior to the Effective Time, the Company will cooperate with the Purchaser and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part to cause (i) the delisting by the Company of the Company Common Shares from the CSE and the OTCQX at or promptly after the Effective Time, (ii) the deregistration of the Company Common Shares under the 1934 Exchange Act at or promptly after the Effective Time, and (iii) the Company to cease to be a reporting issuer under applicable Securities Laws as promptly as practicable following the Effective Date.

Section 4.10         Public and Employee Communications

(1)	The Parties will agree on a communication plan in connection with: (a) the execution of this Agreement; and (b) the completion of the transactions contemplated herein, to the extent any such communications are to take place prior to the Effective Time. The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Company Shareholders or other securityholders of the Company or the analyst community regarding the Arrangement. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed); provided however, that any Party that, in the opinion of its legal counsel, is required to make disclosure by Law will use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure will give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, will give such notice immediately following the making of such disclosure and will consult with each other in connection with any other external communication with respect to the Transaction; provided further, that, in each case, nothing will restrict a Party from responding to inquiries from investors or financial analysts in compliance with Securities Law requirements.

(2)	Except as may be required by Law, prior to making any written or oral communications to any team of Company Employees or any other internal Company-wide or other broad communication with respect to the transactions contemplated herein: (a) the Company will provide the Purchaser with a copy of the intended communication; (b) the Purchaser will have a reasonable period of time to review and comment on the communication; (c) the Company will consider any such comments in good faith; and (d) the Purchaser and the Company will cooperate in providing any such mutually agreeable communication.

(3)	Notwithstanding the foregoing, the restrictions set forth in this Section 4.10 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Adverse Recommendation Change or any action taken pursuant thereto; or (b) in connection with any dispute between the Parties regarding this Agreement, the Arrangement or the transactions contemplated by this Agreement.

Section 4.11         Insurance and Indemnification

(1)	The Company and the Purchaser agree that all rights to indemnification or exculpation now existing in favour of the present and former directors and officers of the Company or of any of its Subsidiaries or who acts as a fiduciary under any Company Plan (each such present or former director or officer of the Company or of any of its Subsidiaries or fiduciary being herein referred to as an “Indemnified Party” and such Persons collectively being referred to as the “Indemnified Parties”) as provided in the constating documents of the Company or any of its Subsidiaries in effect as of the date of this Agreement or any Contract by which the Company or any of its Subsidiaries is bound and which is in effect as of the date hereof (including provisions relating to the advancement of expenses incurred in the defense of any action or suit), copies of which have been delivered to the Purchaser, will survive the completion of the Plan of Arrangement and continue in full force and effect and without modification for a period of not less than six (6) years from the Effective Time, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time.

(2)	The Purchaser will, or will cause the Company and its Subsidiaries to, maintain in effect for six (6) years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that the Purchaser acknowledges and agrees that prior to the Effective Time, notwithstanding any other provision hereof, the Company may, at its option, purchase prepaid run-off directors’ and officers’ liability insurance on terms substantially similar to the directors’ and officers’ liability policies currently maintained by the Company, but providing coverage for a period of six (6) years from the Effective Date with respect to claims arising from or related to facts or events which occurred on or prior to the Effective Date; provided further, that the premiums for any such policies, including any policy the Purchaser puts in place, shall not exceed 250% of the current premium paid by the Company and its Subsidiaries (it being understood and agreed that in the event such directors’ and officers’ liability insurance cannot be obtained for 250% of such last annual premium or less, in the aggregate, the Purchaser shall only remain obligated to provide the greatest directors’ and officers’ liability insurance coverage as may be obtained for such amount).

(3)	The provisions of this Section 4.11 are and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, executors, administrators and other legal representatives and such rights will be held by the Company, and any successor to the Company (including any surviving corporation), in trust for such Persons and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of each Indemnified Party, his or her heirs, executors, administrators and other legal representatives; provided, however, that no approval of any beneficiary of such trust will be required in connection with an amendment or variation of this Section 4.11 prior to the Effective Time.

(4)	If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or any of its Subsidiaries) assumes all of the obligations set forth in this Section 4.11.

(5)	Nothing in this Agreement is intended to, shall be construed to, or shall release, waive or impair any rights to directors’ and officers’ liability insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of its respective directors, officers or other employees, it being understood and agreed that the indemnification and other rights provided for in this Section 4.11 are not prior to or in substitution for any such claims under such policies.

Section 4.12         Transaction Litigation

The Parties will use their respective commercially reasonable efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation or Order issued by any Governmental Entity against a Party or any of its directors or officers relating to this Agreement or seeking to prevent or otherwise materially delay the consummation of the Transaction; provided however, that in the event that any shareholder litigation or Order issued by any Governmental Entity related to this Agreement or the Arrangement is brought, or, to the knowledge of a Party, threatened in writing, against such Party or any members of the board of directors of such Party after the date hereof and prior to the Effective Time (“Transaction Litigation”): (a) the Party will promptly notify the other Party of any such Transaction Litigation and will keep the other Party reasonably informed with respect to the status thereof; (b) the Party will give the other Party the opportunity to participate in the defense of any Transaction Litigation; and (c) the Party will not settle or agree to settle any Transaction Litigation without the other Party’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

Section 4.13         Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party upon its knowledge of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to (i) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms, or (ii) result in the failure to comply with or satisfy any closing condition to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.13 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(d)(i) or Section 7.2(d)(iii) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any Wilful Breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting or the making of the application for the Final Order, unless the Parties mutually agree otherwise, the Company shall postpone or adjourn the Meeting or delay making the application for the Final Order, or both, to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party (without causing any breach of any other provision contained herein).

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1         Non-Solicitation

(1)	The Company will, and will cause its Subsidiaries and its Representatives to: (i) immediately cease and cause to be terminated solicitation, encouragement, discussions, negotiations or other activities that may be ongoing with respect to any inquiry, proposal or offer that would reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, the Company will immediately discontinue access to and disclosure of any of its confidential information, including access to documents and information regarding the Company and/or its Subsidiaries, including through a data room; (ii) as soon as possible, and in any event within two Business Days after the date hereof, request, and exercise all rights it has to require, the return or destruction of all confidential information regarding the Company or its Subsidiaries previously provided in connection therewith to any person other than the Purchaser and its Representatives to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled; and (iii) enforce and not waive, release any Persons from, or terminate, modify, amend or waive the terms of any confidentiality agreement or any standstill agreement (or similar covenants contained in any other agreement) to which it (or any of its Subsidiaries) is a party relating to an actual or potential Acquisition Proposal and to promptly and diligently enforce all standstill, non-disclosure and similar covenants that it has entered into prior to the date hereof or enters into after the date hereof. Except as expressly permitted by this Article 5, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company will not, and the Company will cause its Representatives, its Subsidiaries and its Subsidiaries’ respective Representatives not to, directly or indirectly:

(a)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or any site visit) or take any other action that facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	engage or participate in any discussions or negotiations with any Person (other than the Purchaser or its Subsidiaries) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to Acquisition Proposal; provided however, that the Company may, for a period of 7 Business Days following receipt of such Acquisition Proposal, (i) advise any Person of the restrictions of this Agreement, (ii) provide a written response (with a copy to the Purchaser) to the Person for the purposes of seeking clarification of the terms of such Acquisition Proposal, (iii) ascertain facts from the Person making such Acquisition Proposal for the sole purpose of the Board informing itself about such Acquisition Proposal and the Person that made it, and (iv) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(c)	(i) fail to publicly make, withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Board Recommendation or the recommendation of the Special Committee; (ii) make, or permit any Representative of the Company or any of its Subsidiaries to make, any public statement in connection with the Meeting by or on behalf of the Board or the Special Committee that would reasonably be expected to have the same effect; (iii) publicly take no position or a neutral position with respect to an Acquisition Proposal for a period exceeding 5 Business Days after such Acquisition Proposal has been publicly announced (it being understood that doing so shall be deemed to constitute a withdrawal, modification, qualification or change of the Board Recommendation or recommendation of the Special Committee); (iv) fail to publicly reaffirm the Board Recommendation and the recommendation of the Special Committee (without qualification) that Company Shareholders vote in favour of the Arrangement Resolution within the earlier of (A) 5 Business Days following receipt of a written request from the Purchaser to do so, and (B) the date of the Meeting, following a written request from the Purchaser to do so; (v) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; or (vi) accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with Section 5.2(1)(c) relating to an Acquisition Proposal) (the actions in this clause (c), an “Adverse Recommendation Change”);

(d)	accept, approve, endorse, recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly disclosed or publicly announced Acquisition Proposal (it being understood that taking no position with respect to a publicly disclosed or publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five (5) Business Day period); or

(e)	accept, approve, endorse, recommend or enter into or publicly propose to accept approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with Section 5.2(1)(c)) relating to an Acquisition Proposal (an “Alternative Transaction Agreement”).

Section 5.2         Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Arrangement Resolution, the Company receives from a Person a bona fide written Acquisition Proposal that was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of Section 5.1, the Company and its Representatives may, in response to such Acquisition Proposal: (i) furnish or provide access to information with respect to the Company and its Subsidiaries in response to a request therefor by such Person pursuant to a confidentiality agreement entered into in compliance with Section 5.2(1)(c), provided that (x) the Company provides a copy of such confidentiality agreement to the Purchaser promptly upon its execution, and (y) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such Person which was not previously provided to the Purchaser or its Representatives; and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, if and only if:

(a)	the Company notifies the Purchaser of such Acquisition Proposal in accordance with Section 5.4;

(b)	prior to the taking of any such action, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms, constitute or could reasonably be expected to constitute, a Superior Proposal;

(c)	prior to providing any such information, the Company enters into a confidentiality agreement with such Person that will include a customary standstill provision, and that is otherwise on terms and conditions no less onerous or more beneficial to such Person than those set forth in the Confidentiality Agreement (including for the purpose of the standstill provision in the letter of intent), provided that such agreement need not prohibit the making or amendment of any Acquisition Proposal and may not include provisions granting such Person an exclusive right to negotiate with the Company; and

(d)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction with the Company or its Subsidiaries.

Section 5.3         Adverse Recommendation Change; Alternative Transaction Agreement

(1)	At any time prior to obtaining the approval of the Arrangement Resolution, the Board may, in response to a bona fide written Acquisition Proposal that was not directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of this Article 5, effect an Adverse Recommendation Change or enter into an Alternative Transaction Agreement, if and only if:

(a)	the Company has complied in all material respects with its obligations under Article 5;

(b)	the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal is a Superior Proposal;

(c)	the Company provides the Purchaser with written notice of its intention to take such action (a “Superior Proposal Notice”), which notice will include all the information with respect to such Acquisition Proposal that is specified in Section 5.4(1), together with a summary of the material terms of any proposed Alternative Transaction Agreement or other agreement relating to such Superior Proposal, including a notice as to the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(d)	during the Matching Period, the Purchaser has had the opportunity (but not the obligation) in accordance with Section 5.3(2), to offer to the Company to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(e)	if the Purchaser has proposed to amend this Agreement and the Arrangement under Section 5.3(2), at the end of the Matching Period, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of this Agreement or the Arrangement that the Purchaser has agreed in writing to make), that such Acquisition Proposal constitutes a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under Law; and

(f)	prior to or concurrently with taking any such action, the Company terminates this Agreement pursuant to Section 7.2(c)(ii) and pays the Termination Fee.

(2)	During the Matching Period or such longer period as the Company may approve in writing for such purpose, in its sole discretion, the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement in accordance with this Section 5.3(2). The Board will, in good faith, review any such offer by the Purchaser to amend the terms of the Arrangement and this Agreement in order to determine, after consultation with its outside legal counsel and financial advisors, whether the Purchaser’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal. The Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including, without limitation, the person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent. If the Board so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Purchaser will amend the terms of this Agreement and the Arrangement to reflect such offer made by the Purchaser, and the Parties will take and cause to be taken all such actions and execute such documents as are necessary to give effect to the foregoing.

(3)	Any material amendment or modification to any such Acquisition Proposal will require a new Superior Proposal Notice and the Purchaser will be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the new Superior Proposal Notice from the Company and the date on which the Purchaser received a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4)	The Board will promptly reaffirm its Board Recommendation by press release after: (i) any Acquisition Proposal is publicly announced or made and the Board determines it is not a Superior Proposal; or (ii) the Board makes the determination that a proposed amendment to the terms of this Agreement and the Arrangement as contemplated under Section 5.3(2) would result in an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of this Agreement and the Arrangement. The Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release and the Company shall accept all reasonable comments of the Purchaser.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than seven Business Days before the Meeting, the Company may, and upon request of the Purchaser, the Company shall postpone or adjourn the Meeting to a date acceptable to both Parties (acting reasonably) that is not more than ten (10) Business Days after the scheduled date of the Meeting, provided, however, that the Meeting shall not be adjourned or postponed to a date later than the fifth Business Day prior to the Outside Date.

Section 5.4         Notification of Acquisition Proposals; Certain Disclosure; Subsidiaries and Representatives

(1)	In addition to the obligations of the Company under Section 5.2 and Section 5.3, if the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or any request for non-public information relating to the Company or any Subsidiary (other than requests for information in the Ordinary Course consistent with past practice and unrelated to an Acquisition Proposal) or for discussions or negotiations regarding any Acquisition Proposal, the Company will promptly (and in any event within 24 hours) notify the Purchaser at first orally and then in writing of such Acquisition Proposal, inquiry, proposal, offer or request, including a copy of any written Acquisition Proposal or written amendment thereto, a description of the material terms and conditions of such inquiry or request or amendment and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request or amendment as the Purchaser may reasonably request, including all material or substantive correspondence relating to such Acquisition Proposal. The Company will keep the Purchaser fully informed (orally and in writing) on a current basis (and in any event at the Purchaser’s request and otherwise no later than 24 hours after the occurrence of any modifications, developments, discussions and negotiations) of the status of any such Acquisition Proposal, inquiry, proposal, offer or request (including the terms and conditions thereof and any modification thereto), and any developments, discussions and negotiations with respect thereto, including furnishing copies of all correspondence and reasonably detailed written summaries of any material inquiries or discussions.

(2)	Nothing contained in this Agreement will prevent the Board from: (i) complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or (ii) making any disclosure to the Company Securityholders or any other holders of securities of the Company, if the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such other disclosure that is otherwise required under applicable Law.

(3)	Without limiting the generality of the foregoing, the Company shall ensure that its Subsidiaries and Representatives are aware of the provisions of this Article 5, and the Company shall be responsible for any breach of this Article 5 by any of its Subsidiaries or Representatives.

Article 6
CONDITIONS

Section 6.1         Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parties on or prior to the Effective Time:

(1)	Arrangement Resolution. The Arrangement Resolution will have been approved and adopted by the Company Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order.

(2)	Interim Order and Final Order. The Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Illegality. No court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement (collectively, an “Order”).

(4)	Canadian Securities Laws. The distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions in Canada under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities).

(5)	U.S. Securities Law Matters. The Consideration Shares and Replacement Options to be issued and exchanged pursuant to the Arrangement shall be exempt from the registration requirements of the 1933 Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws; provided, however that the Company shall not be entitled to the benefit of the conditions in this Section 6.1(5), and shall be deemed to have waived such condition, in the event that the Company fails to: (a) advise the Court prior to the hearing in respect of the Interim Order that the Parties intend to rely on the exemption from registration afforded by Section 3(a)(10) of the 1933 Securities Act based on the Court’s approval of the Arrangement; or (b) to comply with the requirements set forth in Section 2.13.

Section 6.2         Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Purchaser on or prior to the Effective Time:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in: Section 3.1(4) (Organization, Good Standing and Qualification), Section 3.1(5) (Capital Structure), Section 3.1(6) (Corporate Authority; Approval), Section 3.1(7) (Vote Required), Section 3.1(8) (Governmental Filings; No Violations; Etc.), Section 3.1(16) (Absence of Certain Changes), Section 3.1(34) (Brokers and Finders) and Section 3.1(39) (Board Approval) will be true and correct as of the date hereof and as of the Effective Time, in all respects (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), and all other representations and warranties of the Company set forth in this Agreement will be true and correct as of the date hereof and as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date.

(2)	Performance of Covenants. The Company will have fulfilled or complied in all material respects with all of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date.

(3)	Dissent Rights. Dissent Rights shall not have been exercised with respect to Company Shares representing in aggregate more than 5% of votes attached to the issued and outstanding Company Shares.

(4)	No Legal Action. There shall not be pending or threatened in writing any proceeding by any Governmental Entity or any other person that is reasonably likely to result in any: (a) prohibition or restriction on the acquisition by the Purchaser of any Company Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement; (b) prohibition or material limit on the ownership by the Purchaser of the Company or any of its subsidiaries or any material portion of their respective businesses, including to compel the Purchaser or its subsidiaries to dispose of or hold separate any material portion of the business or assets of the Purchaser and its subsidiaries, the Company or any of its subsidiaries as a result of the Arrangement (or to restrain, enjoin or prohibit any License Transfer); or (c) imposition of limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares.

(5)	Resignations. The Purchaser shall have received resignations and releases from each director of the Company and its Subsidiaries as of the Effective Date.

(6)	Material Adverse Effect. Since the date hereof, there will not have occurred a Material Adverse Effect in respect of the Company and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date.

(7)	Required Regulatory Approvals. Each of the Required Regulatory Approvals will have been obtained or received on terms that are reasonably satisfactory to the Purchaser, acting reasonably, and each such Required Regulatory Approval shall be in force.

(8)	Transaction Expenses. The aggregate amount of all Company Transaction Expenses incurred or payable by the Company or any of its Subsidiaries shall not exceed $2,000,000.

Section 6.3         Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Company on or prior to the Effective Time:

(1)	Representations and Warranties. (a) The representations and warranties of the Purchaser set forth in: Section 3.2(3) (Organization, Good Standing and Qualification), Section 3.2(4) (Capital Structure), Section 3.2(5) (Corporate Authority; Approval) and Section 3.2(7) (Issuance of Consideration Shares under the Arrangement) will be true and correct as of the date hereof and as of the Effective Time, in all respects (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), and (b) all other representations and warranties of the Purchaser set forth in this Agreement will be true and correct as of the date hereof and as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Purchaser (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Purchaser), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two officers or directors of the Purchaser (in each case without personal liability), dated the Effective Date.

(2)	Performance of Covenants. The Purchaser will have complied with Section 2.9 and will have fulfilled or complied with all other covenants in all material respects contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two officers or directors of the Purchaser (in each case without personal liability), dated the Effective Date.

(3)	Material Adverse Effect. Since the date hereof, there will not have occurred a Material Adverse Effect of the Purchaser and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two officers or directors of the Purchaser (in each case without personal liability), dated the Effective Date.

Section 6.4         Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Closing Certificate is executed by the Parties.

Article 7
TERM AND TERMINATION

Section 7.1         Term

Subject to Section 7.3, this Agreement will be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2         Termination

This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company or the Purchaser, if:

(i)	the Arrangement Resolution is not approved by the Company Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(b)(i) if the failure of such approval to be obtained was primarily caused by, or is a result of, a breach by such Party of any of its representation or warranties or the failure of such Party to perform any of its obligations hereunder;

(ii)	after the date of this Agreement, any court or other Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable Order; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(b)(ii) if such Order was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder; or

(iii)	the Effective Time does not occur on or prior to the Outside Date; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(b)(iii) if the failure of the Effective Time to so occur was primarily caused by, or is a result of, a breach by such Party of any of its representation or warranties or the failure of such Party to perform any of its obligations hereunder.

(c)	the Company if:

(i)	the Purchaser will have breached any representation or warranty or failed to perform any covenant or other agreement in this Agreement, which breach or failure to perform: (A) is incapable of being cured by the Purchaser prior to the Outside Date or is not cured in accordance with the terms of Section 4.13; and (B) would cause any condition in Section 6.3(1) Representations and Warranties or Section 6.3(2) Performance of Covenants not to be satisfied; provided however, that the Company is not then in breach of this Agreement or has not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.2(1) Representations and Warranties or Section 6.2(2) Performance of Covenants not to be satisfied;

(ii)	prior to the approval of the Arrangement Resolution, in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with Section 5.3; provided however, that the Company has complied with its obligations under Article 5 and the Company pays the Termination Fee in accordance with Section 8.2; or

(iii)	since the date of this Agreement, there has occurred a Material Adverse Effect with respect to the Purchaser which is incapable of being cured on or prior to the Outside Date.

(d)	the Purchaser, if:

(i)	the Company will have breached any representation or warranty or failed to perform any covenant or agreement in this Agreement, which breach or failure to perform: (A) is incapable of being cured by the Company prior the Outside Date or is not cured in accordance with the terms of Section 4.13; and (B) would cause any condition in Section 6.2(1) Representations and Warranties or Section 6.2(2) Performance of Covenants not to be satisfied; provided however, that the Purchaser is not then in breach of this Agreement or has not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.3(1) Representations and Warranties or Section 6.3(2) Performance of Covenants not to be satisfied;

(ii)	prior to the approval of the Arrangement Resolution at the Meeting, the Board has effected an Adverse Recommendation Change;

(iii)	the Company has breached Article 5 in any material respect;

(iv)	since the date of this Agreement, there has occurred a Material Adverse Effect with respect to the Company which is incapable of being cured on or prior to the Outside Date; or

(v)	an event occurs as a result of which the condition set forth in Section 6.2(3) Dissent Rights is not capable of being satisfied by the Outside Date.

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)) will give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3         Expenses and Expense Reimbursement

(1)	Except as otherwise provided herein, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Parties incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	In the event that this Agreement is terminated by the Company pursuant to Section 7.2(c)(i) (Purchaser Breach of Representation or Warranty or Failure to Perform Covenant), then the Purchaser shall, within two Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds, the Expense Reimbursement Fee.

(3)	In the event that this Agreement is terminated by the Purchaser pursuant to Section 7.2(d)(i) (Company Breach of Representation or Warranty or Failure to Perform Covenant), then the Company shall, within two Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds, the Expense Reimbursement Fee. For the avoidance of doubt, the Expense Reimbursement Fee shall be payable in addition to, and shall not reduce or be credited against, any Termination Fee that may become payable to the Purchaser pursuant to Section 8.2. Notwithstanding the terms of this Section 7.3(3), no Expense Reimbursement Fee shall be payable by the Company to the Purchaser in the event that this Agreement is terminated pursuant to Section 7.2(d)(i) (Company Breach of Representation or Warranty or Failure to Perform Covenant) in connection with a failure to obtain any approval from any applicable State Cannabis Authority (or other regulatory authority) which is required to consummate the Transaction and effect a change in ownership or control of the Company’s Cannabis Licenses under applicable Cannabis Laws, provided that such failure is not primarily caused by, or the result of, a breach by the Company of its obligations under Section 4.2.

(4)	The payment of the Expense Reimbursement Fee pursuant to this Section 7.3 shall not preclude the Company, or the Purchaser, as applicable, from seeking damages and pursuing any and all other remedies that it may have in respect of losses incurred or suffered by it as a result of breach by the Company or the Purchaser, as applicable, of any representation or warranty, or failure by the Company or the Purchaser, as applicable, to perform any covenant or satisfy any condition.

Section 7.4         Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement will become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.11 will survive for a period of six years thereafter; (b) in the event of termination under Section 7.2 or Section 7.3, this Section 7.4, Section 8.2 through to and including Section 8.17, and Section 2.4(6) will survive; and (c) neither the termination of this Agreement nor anything contained in this Section 7.4 will relieve any Party from any liability for fraud, criminal acts or Wilful Breach. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination or lapse of effectiveness hereof.

Article 8
GENERAL PROVISIONS

Section 8.1         Modifications or Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be modified or amended by mutual written agreement, executed and delivered by duly authorized officers of the respective Parties, without further notice to or authorization on the part of the Company Shareholders, and any such modification or amendment may, subject to the Interim Order, Final Order and Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify or waive any inaccuracies in any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify or waive any of the covenants contained in this Agreement and modify or waive performance of any of the obligations of the Parties; and/or

(d)	waive compliance or modify any mutual conditions contained in this Agreement,

provided that such modification or amendment does not invalidate the approval of the Arrangement Resolution by the Company Shareholders.

Section 8.2         Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, if a Termination Fee Event occurs, the Company will pay the Purchaser the Termination Fee in accordance with Section 8.2(2).

For the avoidance of doubt, the Company shall not be required to pay the Termination Fee more than once.

(2)	For the purposes of this Agreement, “Termination Fee” means $3,000,000, and “Termination Fee Event” means:

(a)	the termination of this Agreement by the Purchaser pursuant to Section 7.2(d)(ii) (Adverse Recommendation Change) or Section 7.2(d)(iii) (Material Breach of Non-Solicit);

(b)	the termination of this Agreement by the Company pursuant to Section 7.2(c)(ii) (Superior Proposal);

(c)	the termination of this Agreement (A) by the Company or the Purchaser pursuant to Section 7.2(b)(i) (Failure to Approve Arrangement Resolution) or Section 7.2(b)(iii) (Occurrence of Outside Date), or (B) by the Purchaser pursuant to Section 7.2(d)(i) (Company Breach of Representation or Warranty or Failure to Perform Covenant), if:

(i)	prior to the date of termination, an Acquisition Proposal has been publicly announced or otherwise communicated to the Company or the Company Shareholders after the date hereof and prior to the Meeting; and

(ii)	within 12 months following the date of such termination, (A) a transaction in respect of any Acquisition Proposal is consummated or effected; or (B) the Company or any of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal and such Acquisition Proposal is later consummated or effected (whether or not within such period).

For purposes of the foregoing Section 8.2(2)(c)(ii), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 1.1, except that references to “20%” will be deemed to be references to “50%”; or

(d)	the termination of this Agreement by the Company or the Purchaser pursuant to Section 7.2(b)(i) (Failure to Approve Arrangement Resolution), if at the time of such termination, the Purchaser was entitled to terminate this Agreement pursuant to Section 7.2(d)(ii) (Adverse Recommendation Change) or Section 7.2(d)(iii) (Material Breach of Non-Solicit).

(3)	If a Termination Fee Event occurs, the Termination Fee will be paid prior to or concurrently with such Termination Fee Event.

Any Termination Fee will be paid by the Company to the Purchaser, by wire transfer in immediately available funds to an account designated by the Purchaser.

(4)	The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages if this Agreement is terminated as a result of the conditions set out herein, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)	Subject to Section 7.3, the Purchaser agrees that the payment of the Termination Fee in the manner provided in this Section 8.2, if applicable, is the sole remedy of the Purchaser in respect of the termination of this Agreement as a result of a Termination Fee Event. Notwithstanding the foregoing, nothing contained in this Section 8.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company or its Subsidiaries in any way from liability for damages incurred or suffered by the Purchaser as a result of any Wilful Breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the amount set out in this Section 8.2), and nothing contained in this Section 8.2 shall preclude the Purchaser from seeking injunctive and other equitable relief in accordance with Section 8.5 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Section 8.3         Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(a)	to the Purchaser at:

Vireo Growth Inc.
207 South 9th St
Minneapolis, MN
55402
United States of America

Attention:	Sean Apfelbaum, General Counsel
Email:	[***]

with a copy (which will not constitute notice) to:

DLA Piper (Canada) LLP

Bay Adelaide Centre – West Tower

Suite 5100 – 333 Bay Street

Toronto, ON M5H 2R2

Attention:	Russel Drew and Jamie Mandell

Email:	[***] / [***]

with a copy (which will not constitute notice) to:

Eversheds Sutherland (US) LLP

227 W. Monroe St., Suite 6000

Chicago, IL 60606

Attention:	Matthew Block / Craig Alcorn

Email:	[***] / [***]

(b)	to the Company (prior to the Effective Time), at:

C21 Investments Inc.

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6C 3H4

Attention:	Sonny Newman

Email:	[***]

with a copy (which will not constitute notice) to:

Koffman Kalef LLP

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6C 3H4

Attention:	Mikhail Ilinets

Email:	[***]

Any communication or notice hereunder may only be sent via email to the applicable address set forth in this Section 8.3, and will be deemed to have been properly delivered on the next Business Day after sending via email. Addresses for communication and notice may be updated from time to time in writing delivered to the other. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.4         Time of the Essence.

Time is of the essence in this Agreement.

Section 8.5         Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity. Under no circumstance will the Purchaser be permitted or entitled to receive both a grant of specific performance and any payment of the Termination Fee in connection with termination of this Agreement pursuant to a Termination Fee Event.

Section 8.6         Third Party Beneficiaries

(1)	Except as provided in Section 4.11(2) and Section 8.13, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.6 as the “Indemnified Persons”), and except for the right of the Company Securityholders to receive the consideration as provided in the Plan of Arrangement following the Effective Time pursuant to the Arrangement, the Parties intend and hereby agree that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties and that no Person, other than the Parties, will be entitled to rely on the provisions of this Agreement set forth herein for any Action.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.11, which are intended for the benefit of, and will be enforceable by, each applicable Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf; provided however, that the Parties further agree that the rights of the Indemnified Persons, his or her heirs and his or her legal representatives as contemplated by this Section 8.6 will not arise unless and until the Effective Time occurs.

Section 8.7         Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8         Entire Agreement

This Agreement, together with the Confidentiality Agreement and the Company Disclosure Letter, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, representations, warranties and discussions, whether oral or written, of the Parties. For greater certainty, the Parties have not relied on and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.9           Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights, interests or obligations under this Agreement are assignable, delegable or transferable (as the case may be), in whole or in part, by the other Party without the prior written consent of the other Party and any attempted or purported assignment, delegation or transfer (as the case may be) in violation of this Section 8.9 will be null and void.

Section 8.10         Severability

The provisions of this Agreement will be deemed severable and the illegality, invalidity or unenforceability of any provision will not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or application thereof to any Person or any circumstance, is illegal, invalid or unenforceable: (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such illegality, invalidity or unenforceability, nor will such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.11         Governing Law; Jurisdiction

This Agreement will be governed by, construed and interpreted and enforced in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction to the extent such laws, rules or principles would direct a matter to another jurisdiction). Each of the Parties hereby irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in Vancouver, British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement, and irrevocably waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.12         Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement and the Parties to this Agreement waive the application of any Law or rule of construction, providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document and agree this Agreement will be construed as if drafted jointly.

Section 8.13         No Liability

This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as the Parties. No Representative of the Purchaser and its respective Affiliates will have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement or any other document delivered in connection with the transactions contemplated herein hereby on behalf of the Purchaser, its Representatives, or agents. No Representative of the Company or any of its Subsidiaries will have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated herein on behalf of the Company or any of its Subsidiaries or their Representatives.

Section 8.14         Federal Cannabis Laws

(1)	THE PARTIES AGREE AND ACKNOWLEDGE THAT: (a) THE CULTIVATION, MANUFACTURE, PRODUCTION, POSSESSION, DISTRIBUTION, ON-SITE CONSUMPTION, AND RETAIL SALE OF CANNABIS INVOLVES A SUBSTANCE THAT REMAINS A CONTROLLED SUBSTANCE UNDER THE FEDERAL CONTROLLED SUBSTANCES ACT AND ARE PROHIBITED UNDER THE FEDERAL LAWS OF THE UNITED STATES, AND THAT UNITED STATES FEDERAL ENFORCEMENT OF SUCH LAWS REMAINS A RISK TO THE BUSINESSES OF THE COMPANY AND THE PURCHASER; AND (b) NO PARTY MAKES, WILL MAKE OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY REGARDING THE COMPLIANCE OF THIS AGREEMENT OR ITS OPERATIONS WITH ANY U.S. FEDERAL LAWS (AS DEFINED IN THIS AGREEMENT).

(2)	NOTHING IN THIS SECTION 8.14 LIMITS OR QUALIFIES ANY REPRESENTATION, WARRANTY, COVENANT OR REMEDY RELATING TO COMPLIANCE WITH ANY LAWS OTHER THAN U.S. FEDERAL LAWS (AS DEFINED IN THIS AGREEMENT), INCLUDING APPLICABLE LAWS OF THE UNITED STATES, STATE AND LOCAL LAWS, CANADIAN LAWS, SECURITIES LAWS, OR THE RULES OF ANY STOCK EXCHANGE OR QUOTATION SYSTEM ON WHICH ANY PARTY’S SECURITIES ARE LISTED OR QUOTED.

(3)	NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 8.14 SHALL LIMIT, WAIVE, QUALIFY, OR EXCUSE COMPLIANCE WITH, OR ANY RIGHTS OR REMEDIES ARISING FROM, ANY FEDERAL REGISTRATION, LICENSE, PERMIT, APPROVAL, AUTHORIZATION, NOTICE, FILING, REPORTING, RECORDKEEPING, OR OTHER COMPLIANCE REQUIREMENT THAT IS OR BECOMES APPLICABLE TO ANY PARTY IN RELATION TO ITS CANNABIS OPERATIONS UNDER U.S. FEDERAL LAWS, INCLUDING ANY REQUIREMENT ADMINISTERED BY THE U.S. DRUG ENFORCEMENT ADMINISTRATION OR ANY OTHER FEDERAL GOVERNMENTAL ENTITY, IN EACH CASE TO THE EXTENT SUCH REQUIREMENT IS OR BECOMES LEGALLY AVAILABLE AND APPLICABLE TO SUCH PARTY IN RELATION TO ITS CANNABIS OPERATIONS UNDER U.S. FEDERAL LAWS.

Section 8.15         Regulatory Compliance

This Agreement is subject to strict requirements for ongoing regulatory compliance by the Parties, including, without limitation, requirements that the Parties take no action in violation of any Cannabis Laws (together with all related rules and regulations thereunder, and any amendment or replacement act, rules, or regulations, including, without limitation, the rules and regulations adopted by the State Cannabis Authorities and/or any other state or local Governmental Entity with authority to regulate any Cannabis operation (or proposed operation), the “Act”) or the guidance or instruction of the State Cannabis Authorities and any other state or local Governmental Entity with authority to regulate any Cannabis operation (together with any successor or regulator with overlapping jurisdiction, the “Regulator”). In furtherance, not in limitation of the foregoing (but subject in all respects to Section 4.2), the Parties agree to cooperate with the Regulator to promptly respond to any informational requests, supplemental disclosure requirements, or other correspondence from the Regulator and, to the extent permitted by the Regulator, keep the other Party hereto promptly informed as to any such requests, requirements, or correspondence. In addition, the Parties acknowledge that this Section 8.15 is intended to operate together with any applicable statutory or regulatory amendments that occur between the date of this Agreement and the Closing with respect to any License Transfers, receiverships involving Cannabis Establishments or Cannabis Licenses and the release of security interests in any Cannabis Licenses.

Section 8.16         Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.17         Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by any form of electronic communication) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties will be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

* * * * * * *

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.

VIREO GROWTH INC.

By:	/s/ Tyson Macdonald
Authorized Signing Officer

C21 INVESTMENTS INC.

By:	/s/ Bruce MacDonald
Authorized Signing Officer

Schedule A
PLAN OF ARRANGEMENT

[See attached.]

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions;

“Arrangement” means the arrangement of the Company pursuant to Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated June 14, 2026 between the Company and the Purchaser to which this Plan of Arrangement is attached as Schedule A, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of Company Shareholders approving the Plan of Arrangement considered at the Company Meeting;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, and the regulations promulgated thereunder, as amended;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, or New York, New York are closed for business;

“Closing Certificate” means a certificate in the form attached hereto as Appendix “A” which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented and is effective in accordance with its terms;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” means C21 Investments Inc., a company existing under the laws of the Province of British Columbia;

“Company Common Shares” means the issued and outstanding common shares of the Company;

“Company Debentures” means the 12.0% convertible debentures issued pursuant to the Debenture Indenture;

“Company Equity Incentive Plan” means the equity incentive plan of the Company adopted by the board of directors of the Company on March 17, 2026, which replaced the Company RSU Plan and the Company Stock Option Plan;

“Company Meeting” means the annual general and special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“Company Optionholder” means a holder of one or more Company Options.

“Company Options” means the outstanding options to purchase Company Common Shares, issued pursuant to the Company Equity Incentive Plan and the Company Stock Option Plan;

“Company RSU Plan” means the Restricted Share Unit Plan of the Company adopted by the board of directors of the Company on July 17, 2018;

“Company Shareholder” means the registered and/or beneficial holders of the Company Shares, as the context requires;

“Company Shares” means the Company Common Shares and the Company Subordinate Voting Shares;

“Company Stock Option Plan” means the Stock Option Plan of the Company adopted by the board of directors of the Company on February 23, 2018, as amended on July 9, 2021, as last approved by the Company Shareholders on April 26, 2024;

“Company Subordinate Voting Shares” means the issued and outstanding subordinate voting shares of the Company;

“Company Warrants” means the 4,000,000 currently issued and outstanding warrants to purchase Company Shares, each exercisable at $0.55 per share and expiring on November 6, 2026;

“Consideration” means the consideration to be received by Company Shareholders (other than Dissenting Shareholders) pursuant to this Plan of Arrangement in consideration for their Company Common Shares (after conversion of all Company Subordinate Voting Shares into Company Common Shares), consisting of such number of Consideration Shares per Company Common Share equal to the Exchange Ratio;

“Consideration Shares” means the Purchaser Subordinate Voting Shares to be issued in exchange for Company Common Shares (after conversion of all Company Subordinate Voting Shares into Company Common Shares pursuant to the Arrangement) pursuant to Section 3.1(c);

“Court” means the Supreme Court of British Columbia;

“CSE” means the Canadian Securities Exchange;

“Depositary” means Odyssey Trust Company, or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, exchanging Company Shares for the Consideration Shares in connection with the Arrangement;

“Debenture Indenture” means the trust indenture dated May 6, 2024 between the Company and Alliance Trust Company governing the Company Debentures, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

“Dissent Rights” has the meaning specified in Section 7.1;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

“Effective Date” means the date specified as the “Effective Date” on the Closing Certificate upon which the Arrangement becomes effective;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing in the Closing Certificate;

“Exchange Ratio” means 0.023052 of a Purchaser Subordinate Voting Share for each Company Common Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.14 of the Arrangement Agreement.

“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Former Company Shareholders” means, at and following the Effective Time, the holders of Company Shares immediately prior to the Effective Time;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or regulatory body (including the CSE or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Intended Tax Treatment” has the meaning specified in Section 3.1(e);

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“In-The-Money Amount” means, in respect of a Company Option or Replacement Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to such option exceeds the aggregate exercise price under such option;

“Letter of Transmittal” means the letter of transmittal to be delivered by the Company Shareholders to the Depositary as described therein;

“Liens” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, license, covenant, charge, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute;

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them;

“Plan” or “Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and Article 8 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Vireo Growth Inc., a company incorporated under the laws of the Province of British Columbia;

“Purchaser Subordinate Voting Shares” means the subordinate voting shares of the Purchaser;

“Released Parties” means the Purchaser, the Purchaser’s affiliates, the Company and its subsidiaries and each of their respective present and former directors, officers, employees, auditors, financial advisors and legal counsel;

“Replacement Options” means the options to purchase Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of the Company Options outstanding immediately prior to the Effective Time, on the basis set forth in Section 3.1(d);

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“Warrant Indenture” means the warrant indenture governing the Company Warrants, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction, meaning or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.3	Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, trusts, estates, trustees, executors, administrators, legal representatives, governments (including any Governmental Authority), regulatory authorities, syndicate or other entities, whether or not having legal status.

1.4	Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute and all rules and regulations made or promulgated thereunder, as it or they may have been or may from time to time be amended, substituted or re-enacted, unless stated otherwise.

1.6	Currency

In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of the United States.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder. All references to time are to local time, Vancouver, British Columbia. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the next Business Day if the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in Division 5 of Part 9 of the BCBCA. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon the Purchaser, the Company, the Depositary, all registered and beneficial holders of Company Shares, including Dissenting Shareholders, all registered and beneficial holders of Company Options, Company Warrants and Company Debentures outstanding immediately prior to the Effective Time, the registrar and transfer agent in respect of the Company Shares and all other persons.

Article 3
ARRANGEMENT

3.1	The Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a)	each Dissent Share shall be and shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any Liens of any nature whatsoever) for cancellation and shall be cancelled, and upon such transfer:

(i)	such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Company Shareholder in respect of such Dissent Share, other than the right to be paid the fair value by the Company for such Dissent Share in accordance with Section 7.1; and

(ii)	such Dissenting Shareholder’s names shall be, and shall be deemed to be, removed from the securities register of Company Shareholders maintained by or on behalf of the Company;

(b)	each Company Subordinate Voting Share (other than any Dissent Share) outstanding immediately prior to the Effective Time shall be exchanged with the Company for 0.000001 Company Common Shares, and upon such exchange:

(i)	each such exchanged Company Subordinate Voting Share shall be cancelled, and the holder of such exchanged Company Subordinate Voting Share shall be removed from the securities register of Company Shareholders maintained by or on behalf of the Company in respect of the Company Subordinate Voting Shares;

(ii)	each holder of such exchanged Company Subordinate Voting Share shall be entered in the securities register of Company Shareholders maintained by or on behalf of the Company in respect of the Company Common Shares issued to such holder pursuant to this Section 3.1(b); and

(iii)	the Company shall add an amount to the stated capital account maintained in respect of the Company Common Shares equal to the aggregate “paid-up capital” (within the meaning of the Tax Act) of the Company Subordinate Voting Shares immediately prior to the exchange contemplated in this Section 3.1(b);

(c)	each Company Common Share held by a Company Shareholder (excluding (i) any Dissent Share or (ii) any Company Common Share held by the Purchaser or any of its affiliates) including, for greater certainty, any Company Common Shares issued pursuant to Section 3.1(b), shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to the Purchaser (free and clear of any Liens of any nature whatsoever), solely in exchange for the Consideration, less any amounts withheld pursuant to Section 6.6, and upon such exchange:

(i)	each Company Shareholder of such exchanged Company Common Share shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Company Shareholder other than the right to receive the Consideration issuable in respect of such Company Common Share in accordance with this Plan of Arrangement;

(ii)	the name of each such Company Shareholder shall be, and shall be deemed to be, removed from the securities register of Company Shareholders maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be, and shall be deemed to be, the legal and beneficial owner of such transferred Company Common Shares and will be entered in the Company’s securities register for the Company Common Shares as the sole holder thereof;

(d)	each Company Option shall (A) in accordance with the terms of the Company Equity Incentive Plan and without further action on the part of any holder of Company Options, be deemed fully vested, and (B) be exchanged for a Replacement Option to acquire such number of Purchaser Subordinate Voting Shares as is equal to: (i) that number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Subordinate Voting Shares. The exercise price per Purchaser Subordinate Voting Share subject to a Replacement Option shall be an amount equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, shall be the same as those of the Company Option for which it was exchanged, and any certificate or option agreement previously evidencing the Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding any of the foregoing, in respect only of Company Optionholders who are resident in Canada (within the meaning of the Tax Act) or who received their Company Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option, and accordingly, in respect only of such Company Optionholders, in the event that the In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of Section 3.1(d)) in respect of a Replacement Option exceeds the In-The-Money Amount in respect of the Company Option for which it is exchanged, then the exercise price per Purchaser Subordinate Voting Share of such Replacement Option will be increased accordingly with the effect at and from the time of this step set forth in this Section 3.1(d) by the minimum amount necessary to ensure that the In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of this Section 3.1(d)) in respect of the Replacement Option does not exceed the In-The-Money Amount in respect of such Company Option. It is further intended that each Company Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Company Option is an “incentive stock option” (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 3.1(d) will be construed consistently with such intent.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

(e)	Intended Tax Treatment

The Purchaser and the Company acknowledge and agree that it is intended that, for U.S. federal income Tax purposes, (a) the Arrangement shall qualify as a Tax-deferred “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and (b) the Arrangement Agreement, together with the Plan of Arrangement, shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”). The Purchaser and the Company shall not take any reporting position inconsistent with the Intended Tax Treatment on any Tax Return, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party agrees to (i) act in good faith, consistent with the intent of the Parties and the Intended Tax Treatment of the Arrangement as set forth herein, (ii) to use reasonable best efforts to cause the Arrangement to constitute a reorganization within the meaning of Section 368(a) of the Code, and (iii) to use reasonable best efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a Tax-deferred reorganization within the meaning of Section 368(a) of the Code.

Article 4
COMPANY WARRANTS

4.1	Company Warrants

(a)	Each holder of a Company Warrant, to the extent such Company Warrant has not expired by the Effective Time and the holder of such Company Warrant has not exercised its rights of acquisition thereunder prior to the Effective Time, shall, upon the exercise of such rights, in accordance with the terms of the Warrant Indenture, be entitled to be issued and receive and shall accept, for the same aggregate consideration, upon such exercise, in lieu of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, the kind and aggregate number of Purchaser Subordinate Voting Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants.

(b)	Each Company Warrant, if applicable, shall continue to be governed by and be subject to the terms of the Warrant Indenture.

(c)	This Article 4 is subject to adjustment in accordance with the terms of the Warrant Indenture.

Article 5
COMPANY DEBENTURES

5.1	Company Debentures

(a)	Each holder of a Company Debenture, to the extent such Company Debenture has not matured or been redeemed or purchased by the Effective Time and the holder of such Company Debenture has not exercised its rights of conversion thereunder prior to the Effective Time, shall, upon the exercise of such right of conversion, in accordance with the terms of the Debenture Indenture, be entitled to be issued and receive and shall accept, for the same aggregate consideration upon such conversion, in lieu of the number of Company Shares to which such holder was theretofore entitled upon conversion of such Company Debentures, the kind and aggregate number of Purchaser Subordinate Voting Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon conversion of such Company Debentures.

(b)	Each Company Debenture shall continue to be governed by and be subject to the terms of the Debenture Indenture.

(c)	This Article 5 is subject to adjustment in accordance with the terms of the Debenture Indenture.

Article 6
CERTIFICATES AND Payments

6.1	Payment and Delivery of Consideration Shares

(a)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary by a registered Former Company Shareholder for cancellation of a certificate or direct registration statement (DRS) advice which immediately prior to the Effective Time represented one or more outstanding Company Shares held by such Former Company Shareholder immediately before the Effective Time, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Former Company Shareholder represented by such surrendered certificate or DRS advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Company Shareholder, the certificate(s) or DRS advice recorded on a book-entry basis representing the Consideration Shares that such Former Company Shareholder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 6.6, and any certificate or DRS advice so surrendered shall forthwith be cancelled.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a), each certificate or DRS advice, if any, that immediately prior to the Effective Time represented one or more Company Shares (other than Dissent Shares or Company Shares held by the Purchaser or any of its affiliates) shall be deemed after the Effective Time to represent only the right to receive in exchange therefor the Consideration Shares that the holder of such certificate or DRS advice is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 6.6.

6.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were transferred to the Purchaser pursuant to Section 3.1(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Consideration Shares deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal less any amounts withheld pursuant to Section 6.6. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration Shares is to be delivered shall as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Depositary, the Purchaser and the Company in a manner satisfactory to the Depositary, the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Depositary, the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	No Fractional Purchaser Subordinate Voting Shares

In no event shall any Company Shareholder be entitled to a fractional Purchaser Subordinate Voting Share. Where the aggregate number of Consideration Shares to be issued to a Company Shareholder under this Plan of Arrangement would result in a fraction of a Purchaser Subordinate Voting Share being issuable, the number of Purchaser Subordinate Voting Shares to be received by such Company Shareholder shall be rounded down to the nearest whole Purchaser Subordinate Voting Share without any additional compensation.

6.4	Adjustment to Consideration Shares

Notwithstanding any restriction or any other matter in the Arrangement Agreement to the contrary, the Consideration issuable to a Company Shareholder pursuant to Section 3.1(c) shall be adjusted in accordance with the terms of Section 2.14 of the Arrangement Agreement.

6.5	Post-Effective Time Dividends and Distributions

All dividends and distributions made after the Effective Time with respect to any Purchaser Subordinate Voting Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the holder of such Purchaser Subordinate Voting Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 6.5, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

6.6	Withholding Rights

(a)	The Company, the Purchaser, the Depositary, and their respective agents, as applicable, will be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or deliverable to any Person in connection with the Arrangement Agreement or this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders, if applicable) such amounts as the Company, the Purchaser, the Depositary, or their respective agents, as applicable, is required to deduct and withhold with respect to such payment or delivery under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign Tax Law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser, the Depositary, or their respective agents, as the case may be. For the purposes hereof, and of the Arrangement Agreement, all such deducted and withheld amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as applicable.

(b)	Each of the Company, the Purchaser or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of such portion of Purchaser Subordinate Voting Shares payable as Consideration Shares as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding described in Section 6.6(a) or as described in the Arrangement Agreement, and the Company, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale. In addition to the foregoing, with the consent of the Purchaser, acting reasonably, the Company, the Purchaser or the Depositary may enter into such other arrangements with any Company Shareholder and any other person under this Plan of Arrangement as will enable the Purchaser, the Company or the Depositary, as the case may be, to satisfy any deduction, withholding and remittance obligations of the Purchaser, the Company or the Depositary, as the case may be, arising under this Plan of Arrangement or the Arrangement Agreement.

6.7	Extinction of Rights

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.1 or Section 6.2 in order for such Former Company Shareholder to receive the Consideration Shares which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) any Consideration Shares to which such former holder would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 6.5, shall be deemed to have been surrendered for no consideration to the Purchaser, and (b) any certificate or DRS advice representing Company Shares formerly held by such Former Company Shareholder will cease to represent a claim or interest of any nature whatsoever. None of the Company, the Purchaser or any of their respective successors, will be liable to any person in respect of any Consideration Shares (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

6.8	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

6.9	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to any Company Shares, Company Options, Company Warrants and Company Debentures issued or outstanding prior to the Effective Time; (b) the rights and obligations of the holders of Company Shares (other than the Purchaser or any of its affiliates), Company Options, Company Warrants and Company Debentures, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company Warrants or Company Debentures shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 7
DISSENTING SHAREHOLDERS

7.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA and this Section 7.1, as modified by the Interim Order and the Final Order and this Section 7.1; provided that the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) at least two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise such Dissent Rights and who are:

(i)	ultimately determined to be entitled to be paid fair value from the Company for the Dissent Shares in respect of which they have exercised Dissent Rights (A) shall be deemed not to have participated in the transactions contemplated by the Arrangement (other than pursuant to Section 3.1(a)), and (B) notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be deemed to have irrevocably transferred such Dissent Shares to the Company (free and clear of any Liens) to be cancelled pursuant to Section 3.1(a), and shall receive in consideration thereof such fair value to be paid by the Company with Company funds, not funds provided directly or indirectly by Purchaser or any affiliate of Purchaser, which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted, and shall not be entitled to any other payment or consideration, including any payment or consideration that such Dissenting Shareholder would have been entitled to receive under the Arrangement had they not exercised Dissent Rights in respect of such Dissent Shares; or

(ii)	ultimately not entitled, for any reason, to be paid by the Company the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be entitled to receive only the Consideration Shares from the Purchaser in the same manner as such non-dissenting Company Shareholders.

(b)	In no event shall the Company, the Purchaser or their respective affiliates pay, or be required to pay, any consideration in respect of Dissent Shares other than the Consideration Shares as provided in Section 7.1(a)(ii).

(c)	In no event shall the Purchaser or the Company or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 7.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the securities register of the Company, and each Dissenting Shareholder shall cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights as and from the Effective Time.

(d)	For greater certainty, in addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (ii) holders of Company Options, Company Warrants, Company Debentures or any other securities of the Company convertible into Company Common Shares.

Article 8
AMENDMENTS

8.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court; and (ii) communicated to or approved by the Company Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 8.1(a), if agreed to by the Purchaser and the Company (each acting reasonably), may be proposed by the Purchaser or the Company at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if: (i) it is agreed to in writing by each of the Purchaser and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company, the Purchaser or any Company Shareholder.

Article 9
Further Assurances

9.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Article 10
U.S. SECURITIES LAW EXEMPTION

10.1	U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration Shares and Replacement Options issued and exchanged under the Arrangement will be issued by the Purchaser in exchange for Company Shares and Company Options (including, for greater certainty, any Company Common Shares issued pursuant to Section 3.1(b)) outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

Appendix “A” to the Plan of Arrangement

CLOSING CERTIFICATE

Re: Arrangement Agreement dated as of June 14, 2026 between C21 Investments Inc. and Vireo Growth Inc. (the “Arrangement Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is effective as of 12:01 a.m. (Vancouver time) on _____________, 2026 (the “Effective Date”).

C21 INVESTMENTS INC.

By:
Name:
Title:

VIREO GROWTH INC.

By:
Name:
Title:

Schedule B
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving C21 Investments Inc. (the “Company”), its shareholders and Vireo Growth Inc. (“Purchaser”), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix ● to the Management Information Circular of the Company dated ●, 2026 (the “Information Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B.	The Arrangement Agreement dated as of June 14, 2026 between the Company and the Purchaser, as it may be amended, modified or supplemented from time to time (the “Arrangement Agreement”), and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

D.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any securityholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

E.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

Schedule C
REQUIRED REGULATORY APPROVALS

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